Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2019 Q2

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions on which our 2019 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Regulatory decisions and developments including changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; CRTC consumer protection regulations; amendments to existing federal legislation; changes to the cost burden associated with CRTC-mandated network interconnections; potential threats to unitary federal regulatory authority over telecommunications; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale and transfer of spectrum licences, and the cost and availability of spectrum; the federal government’s announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional license requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates; restrictions on non-Canadian ownership and control of TELUS common shares and the ongoing monitoring and compliance with such restrictions; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the provinces of Canada in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of Internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security and Internet of Things (IoT) services for Internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in customer care and business services (CCBS) given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development and, in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services while content costs per unit continue to grow, including as a result of content piracy and signal theft and as a result of a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential mobile phone ABPU and mobile phone ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions expected to take place in 2020 and 2021, respectively, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; and real estate joint venture risks.

•                  Data protection including risks that malfunctions or unlawful acts could result in the unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization.

•                  Implementation of large enterprise deals, which may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of our employee engagement.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS common shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including as a result of changes to applicable accounting standards or tax authorities adopting more aggressive auditing practices, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate, the impact of tariffs on trade between Canada and the U.S., and global implications of a trade conflict between the U.S. and China.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2018 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

Management’s discussion and analysis (MD&A)

August 2, 2019

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2019
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash (used) provided by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

Copyright © 2019 TELUS. All rights reserved. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

1.              Introduction

The forward-looking statements in this section, including estimates regarding economic growth, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month and six-month periods ended June 30, 2019, and should be read together with our June 30, 2019, condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. In this MD&A, the term IFRS refers to these standards. We adopted IFRS 16, Leases, on January 1, 2019, with retrospective application, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019. This method of application does not result in the retrospective adjustment of amounts reported for periods prior to fiscal 2019. The most significant effect of the new standard is the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities, including those for most leases that would have previously been accounted for as operating leases. This results in depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as part of Goods and services purchased. The adoption of the new standard has resulted in an increase to Property, plant and equipment of approximately $1.0 billion and long-term debt of approximately $1.4 billion as at January 1, 2019. However, the implementation of IFRS 16 does not have any impact on economics or cash flows. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on August 2, 2019.

In this MD&A, unless otherwise indicated, results for the second quarter of 2019 (three-month period ended June 30, 2019) and the six-month period ended June 30, 2019 are compared with results from the second quarter of 2018 (three-month period ended June 30, 2018) and the six-month period ended June 30, 2018.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our industry. Our estimates regarding our environment also form an important part of the assumptions on which our targets are based.

Economic growth

We currently estimate that the rate of economic growth in Canada in 2019 will be 1.5%, as updated in our first quarter 2019 MD&A, based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth will be 1.9% in 2019 in British Columbia (B.C.) and 1.2% in Alberta, both updated in our first quarter 2019 MD&A. The Bank of Canada’s July 2019 Monetary Policy Report estimated that economic growth in Canada will be 1.3% in 2019. The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

With respect to the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 5.5% for June 2019 (5.6% reported for December 2018 and 6.0% for June 2018). The unemployment rate for B.C. was 4.5% for June 2019 (4.4% for December 2018 and 5.2% for June 2018), while the unemployment rate for Alberta was 6.6% for June 2019 (6.4% for December 2018 and 6.5% for June 2018). Based on a composite of estimates from Canadian banks and other sources, we estimate that the unemployment rate in 2019 will be 5.8% in Canada (unchanged from our 2018 annual MD&A), 4.5% in B.C. (previously 4.9% as reported in our 2018 annual MD&A) and 6.8% in Alberta (previously 6.2% as reported in our 2018 annual MD&A).

With respect to the pace of housing starts, Canada Mortgage and Housing Corporation reported the seasonally adjusted annual rate (SAAR) of housing starts in June 2019 in Canada was approximately 246,000 units (246,000 units for June 2018). The SAAR of housing starts in June 2019 for B.C. and Alberta was approximately 62,000 and 32,000 units, respectively (37,000 and 26,000 units in June 2018, respectively). Based on a composite of estimates from Canadian banks and other sources, on an unadjusted basis, we estimate that housing starts in 2019 will total approximately 196,000 units in Canada (unchanged from our 2018 annual MD&A), 37,000 units in B.C., and 26,000 units in Alberta.

1.3 Consolidated highlights

Spectrum

Innovation, Science and Economic Development Canada’s (ISED) 600 MHz wireless spectrum auction occurred from March 14, 2019 through April 4, 2019. We were the successful auction participant on 12 wireless spectrum licences in B.C., Alberta, Saskatchewan, Ontario and Quebec for a total purchase price of $931 million ($2.35 per MHz-pop, where pop refers to the population in a licence area), equating to a national average of 11.3 MHz.

Long-term debt issues and notice of early redemption of 2020 Notes

On April 3, 2019, we issued $1.0 billion of senior unsecured 3.30% Notes, Series CY, which will mature on May 2, 2029.

On May 22, 2019, we announced an offering of US$500 million of senior unsecured 4.30% Notes which were issued on May 28, 2019, and will mature on June 15, 2049. The net proceeds from this offering have been used to repay outstanding indebtedness, including outstanding commercial paper, to redeem $650 million of the $1.0 billion aggregate principal amount on our 5.05% Notes, Series CH due July 23, 2020, and for general corporate purposes. We have fully hedged the principal and interest obligations of the notes by entering into a foreign exchange derivative (a cross currency interest rate exchange agreement), which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.27% and an issued and outstanding amount of $672 million (reflecting a fixed exchange rate of $1.3435).

On June 26, 2019, we announced an offering of $800 million of senior unsecured 2.75% Notes, Series CZ, which were issued on July 2, 2019, and will mature on July 8, 2026. The net proceeds from this offering will be used to redeem the remaining $350 million of our 5.05% Notes, Series CH, to repay outstanding indebtedness, including outstanding commercial paper, and for general corporate purposes. Our average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and lease liabilities) was approximately 12.5 years as at June 30, 2019, increasing from approximately 12.2 years as at December 31, 2018, and approximately 11.9 years as at June 30, 2018. Our weighted average cost of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and lease liabilities) was 4.12% as at June 30, 2019, as compared to 4.18% as at December 31, 2018, and 4.24% as at June 30, 2018.

On May 31, 2019, we exercised our right to early redeem, on July 23, 2019, $650 million of our 5.05% Notes, Series CH. On July 3, 2019, we exercised our right to early redeem, on August 7, 2019, the remaining $350 million not called for redemption on May 31, 2019. The long-term debt prepayment premium for the entire $1 billion Series CH notes redemption will be recorded in the three-month period ending September 30, 2019, and is estimated to be approximately $30 million before income taxes. Subsequent to this early redemption and the issuance of 2.75% Notes, Series CZ, the average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and lease liabilities) is expected to be approximately 12.8 years, our weighted average cost of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and lease liabilities) is expected to be 3.98%, and we will no longer have any TELUS Corporation notes maturing in 2020.

Endless data, device financing and family discounts

As part of our commitment to putting customers first, on July 3, 2019, we introduced endless data in combination with device financing and family discounts. Our Peace of Mind™ rate plans give customers access to endless data starting at $75 per month for 10 GB of high-speed data. If a customer reaches their high-speed data threshold within their monthly billing cycle, data speeds will be reduced to 512 Kbps without the customer being charged overages. TELUS Easy Payment® ,our device financing program, gives customers access to any smartphone for as little as $0 upfront, with financing options over 24 or 36 months. TELUS Family Discounts provide incremental savings off the monthly rate plan with every new family member who signs up.

Consolidated highlights

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except footnotes and unless noted otherwise)	2019	2018	Change		2019	2018	Change
Consolidated statements of income
Operating revenues	3,597	3,453	4.2%		7,103	6,830	4.0%
Operating income	740	692	6.9%		1,502	1,411	6.4%
Income before income taxes	551	542	1.7%		1,145	1,105	3.6%
Net income	520	397	31.0%		957	809	18.3%
Net income attributable to Common Shares	517	390	32.6%		945	800	18.1%
Adjusted Net income[1]	416	414	0.5%		869	849	2.4%

Earnings per share (EPS) ($)
Basic EPS	0.86	0.66	30.3%		1.57	1.34	17.2%
Adjusted basic EPS[1]	0.69	0.70	(1.4)%		1.45	1.42	2.1%
Diluted EPS	0.86	0.66	30.3%		1.57	1.34	17.2%
Dividends declared per Common Share ($)	0.5625	0.5250	7.1%		1.1075	1.0300	7.5%

Basic weighted-average Common Shares outstanding (millions)	601	596	0.8%		601	595	1.0%
Consolidated statements of cash flows
Cash provided by operating activities	1,160	1,206	(3.8)%		1,950	2,044	(4.6)%

Cash used by investing activities	(1,600)	(795)	101.3%		(2,562)	(1,727)	48.3%
Acquisitions	(26)	(47)	(44.7)%		(188)	(251)	(25.1)%
Capital expenditures[2]	(770)	(791)	(2.7)%		(1,416)	(1,441)	(1.7)%

Cash (used) provided by financing activities	69	(143)	n/m		415	(143)	n/m
Other highlights
Subscriber connections[3,4] (thousands)					14,165	13,503	4.9%
Earnings before interest, income taxes, depreciation and amortization (EBITDA)[1]	1,373	1,251	9.8%		2,752	2,520	9.2%
Restructuring and other costs[1]	29	35	(17.1)%		65	69	(5.8)%
Adjusted EBITDA[1,5]	1,402	1,286	9.0%		2,817	2,589	8.8%
Adjusted EBITDA margin[1,6] (%)	39.0	37.2	1.8	pts.	39.7	37.9	1.8	pts.
Free cash flow[1]	324	329	(1.5)%		477	772	(38.2)%
Net debt to EBITDA — excluding restructuring and other costs[1] (times)					2.94	2.66	0.28

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         These are non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.

(2)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(3)         The sum of active mobile phone subscribers, mobile connected device subscribers, Internet access subscribers, residential voice subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. Fourth quarter of 2018 opening mobile phone subscriber connections have been adjusted to exclude an estimated 23,000 subscribers impacted by the CRTC’s final pro-rating ruling in June 2018, which was effective October 1, 2018. During the first quarter of 2019, we adjusted cumulative Internet subscriber connections to add approximately 16,000 subscribers from acquisitions undertaken during the quarter.

(4)         Effective for the first quarter of 2019, with retrospective application, we revised our definition of a wireless subscriber and now report mobile phones and mobile connected devices as separate subscriber bases so as to be consistent with the way we manage our business and to align with global peers. As a result of the change, total subscribers and associated operating statistics (gross additions, net additions, churn, average billing per subscriber per month, or ABPU, and average revenue per subscriber per month, or ARPU) were adjusted to reflect (i) the movement of certain subscribers from the mobile phones subscriber base to the newly created mobile connected devices subscriber base, and (ii) the inclusion of previously undisclosed IoT and mobile health subscribers in our mobile connected devices subscriber base. For additional information on our subscriber definitions, see Section 11.2 Operating indicators.

(5)         Adjusted EBITDA for all periods excludes restructuring and other costs (see Section 11.1 for restructuring and other costs amounts).

(6)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues.

Operating highlights

•                  Consolidated operating revenues increased by $144 million in the second quarter of 2019 and $273 million in the first six months of 2019:

Service revenues increased by $133 million in the second quarter of 2019 and $267 million in the first six months of 2019, mainly due to growth in wireless network revenue and wireline data services revenue, partly offset by the ongoing declines in wireline legacy voice and legacy data service revenues.

Equipment revenues increased by $14 million in the second quarter of 2019 and $18 million in the first six months of 2019, primarily due to increased wireless revenue mainly from greater volumes of higher-value smartphones in the sales mix.

Other operating income decreased by $3 million in the second quarter of 2019 and $12 million in the first six months of 2019, largely due to higher net gains in 2018 from the sale of certain assets.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During the 12-month period ending on June 30, 2019, our total subscriber connections increased by 662,000 reflecting a 3.2% increase in mobile phone subscribers, a 21.4% increase in mobile connected device subscribers, a 7.1% increase in Internet subscribers and a 7.1% increase in TELUS TV subscribers, partly offset by a 3.5% decline in residential voice subscribers.

Our mobile phone net additions were 82,000 in the second quarter of 2019 and 93,000 in the first six months of 2019, up 13,000 and 27,000, respectively, from the same periods in 2018. Effective for the first quarter of 2019, with retrospective application, we have revised our definition of a mobile phone subscriber, see Section 11.2 Operating indicators for definitions. These increases were due to growth in high-value customer additions, resulting from demographic shifts and growth in the Canadian population, successful promotions and expanded channels, and, for the first six months of 2019, a lower mobile phone churn rate. Mobile connected device net additions were 72,000 in the second quarter of 2019 and 121,000 in the first six months of 2019, up 35,000 in the quarter and 43,000 in the six-month period, due to growth in our IoT offerings, including the connected device growth arising from our subscribers expanding their IoT services to their growing customer bases, partially offset by the strategic focus away from lower-margin subsidized tablets. Our comparatively low mobile phone churn rate was 1.01% in both the second quarter of 2019 and the first six months of 2019, up from 0.99% in the second quarter of 2018 and down from 1.04% in the first six months of 2018. (See Section 5.4 Wireless segment for additional details.)

Internet net additions were 25,000 in the second quarter of 2019 and 47,000 in the first six months of 2019, down 4,000 from both the quarter and six-month period in 2018, due to continued net new demand from consumers and businesses offset by increased competitive intensity. TELUS TV net additions were 16,000 in the second quarter of 2019 and 33,000 in the first six months of 2019, up 1,000 in the quarter and 12,000 in the six-month period. The increases reflect a lower customer churn rate resulting from stronger retention efforts and, for the first six months of 2019, higher gross additions resulting from diversification of our product offerings. Our continued focus on expanding our addressable high-speed Internet and Optik TV® footprint, connecting more homes and businesses directly to fibre, diversifying our product offerings, and bundling these products and services together, as well as our ongoing focus on putting our customers first, contributed to combined Internet and TV subscriber growth of 202,000 or 7.1% over the last 12 months. We had made TELUS PureFibre® available to over two million households and businesses, representing approximately 64% of our broadband footprint by June 30, 2019. As well, residential voice net losses improved by 10.0% in the quarter and 23.1% in the first six months of 2019, due to our expanding fibre footprint and bundled product offerings and the success of our stronger retention efforts, including lower-priced offerings. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income increased by $48 million in the second quarter of 2019 and $91 million in the first six months of 2019, reflecting higher wireless network growth driven by a growing subscriber base and higher wireless equipment margins, in addition to growth in wireline data service margins and EBITDA contribution from our customer care and business services (CCBS) and TELUS Health businesses, and the effects of implementing IFRS 16 described in Section 1.1. These factors were partly offset by declines from wireline legacy voice and legacy data services, as well as increased depreciation and amortization, including the depreciation recorded arising from the application of IFRS 16.

EBITDA, which includes restructuring and other costs, increased by $122 million or 9.8% in the second quarter of 2019 and increased by $232 million or 9.2% in the first six months of 2019.

Adjusted EBITDA, which excludes restructuring and other costs, increased by $116 million or 9.0% in the second quarter of 2019 and increased by $228 million or 8.8% in the first six months of 2019. The increases reflect both higher wireless network revenue and higher wireless equipment margins driven by a growing subscriber base, growth in wireline data service margins and EBITDA contribution from our CCBS and TELUS Health businesses. Additionally, upon the application of IFRS 16, Goods and services purchased decreased and, correspondingly, Adjusted EBITDA increased. These factors were partly offset by declines in wireline legacy voice and legacy data services and a decline in the EBITDA contribution from our legacy business services. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, which are cash-based proxy adjustments, all as used by our Chief Executive Officer (our chief operating decision-maker) to assess performance, pro forma consolidated Adjusted EBITDA growth was approximately 4.5% in both the quarter and the six-month period. (See Section 5.3 Consolidated operations for additional details.)

•                  Income before income taxes increased by $9 million in the second quarter of 2019 and $40 million in the first six months of 2019. Higher Operating income, as noted above, was partly offset by an increase in Financing costs. The increase in Financing costs resulted primarily from foreign exchange, the financing costs recorded that arose from lease liabilities upon the application of IFRS 16 described in Section 1.1 and from higher average long-term debt outstanding. (See Financing costs in Section 5.3.)

•                  Income taxes decreased by $114 million in the second quarter of 2019 and $108 million in the first six months of 2019. The effective tax rate decreased from 26.7% to 5.6% in the second quarter of 2019 and from 26.7% to 16.4% in the first six months of 2019. These reductions were predominantly attributed to the revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

•                  Net income attributable to Common Shares increased by $127 million in the second quarter of 2019 and $145 million in the first six months of 2019. These increases were driven by lower Income taxes and higher Operating income, partly offset by increased Financing costs.

Adjusted Net income, which excludes the effects of restructuring and other costs and income tax-related adjustments, increased by $2 million or 0.5% in the second quarter of 2019 and $20 million or 2.4% in the first six months of 2019.

Reconciliation of adjusted Net income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2019	2018	Change	2019	2018	Change
Net income attributable to Common Shares	517	390	127	945	800	145
Add (deduct):
Restructuring and other costs, after income taxes	22	25	(3)	47	50	(3)
Favourable income tax-related adjustments	(123)	(1)	(122)	(123)	(1)	(122)
Adjusted Net income	416	414	2	869	849	20

•                  Basic EPS increased by $0.20 or 30.3% in the second quarter of 2019 and $0.23 or 17.2% in the first six months of 2019. These increases were driven by lower Income taxes and higher Operating income, partly offset by increased Financing costs and the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS, which excludes the effects of restructuring and other costs and income tax-related adjustments, decreased by $0.01 or 1.4% in the second quarter of 2019 and increased by $0.03 or 2.1% in the first six months of 2019.

Reconciliation of adjusted basic EPS

	Second quarters ended June 30			Six-month periods ended June 30
($)	2019	2018	Change	2019	2018	Change
Basic EPS	0.86	0.66	0.20	1.57	1.34	0.23
Add (deduct):
Restructuring and other costs, after income taxes, per share	0.03	0.04	(0.01)	0.08	0.08	—
Favourable income tax-related adjustments, per share	(0.20)	—	(0.20)	(0.20)	—	(0.20)
Adjusted basic EPS	0.69	0.70	(0.01)	1.45	1.42	0.03

•                  Dividends declared per Common Share were $0.5625 in the second quarter of 2019 and $1.1075 in the first six months of 2019, reflecting increases of 7.1% from the second quarter of 2018 and 7.5% from the first six months of 2018. On August 1, 2019, the Board declared a third quarter dividend of $0.5625 per share on the issued and outstanding Common Shares, payable on October 1, 2019, to shareholders of record at the close of business on September 10, 2019. The third quarter dividend increased by $0.0375 per share or 7.1% from the $0.5250 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs was 2.94 times at June 30, 2019, up from 2.66 times at June 30, 2018, as the increase in net debt, which includes the $1.6 billion recognition of lease liabilities upon the application of IFRS 16 in addition to the two debt issuances described earlier in this section, exceeded the effect of the increase in EBITDA — excluding restructuring and other costs (including that the transition method for IFRS 16 has currently only included six months’ effect on the trailing EBITDA); the implementation of IFRS 16 had the combined effect of increasing the ratio by 0.18 as at June 30, 2019. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities decreased by $46 million in the second quarter of 2019, primarily due to other operating working capital changes and increased income taxes paid, partly offset by growth in EBITDA. In the first six months of 2019, Cash provided by operating activities decreased by $94 million, largely due to increased income taxes paid, including a one-time catch-up payment of $270 million, other operating working capital changes, increased interest paid and increased restructuring and other costs disbursements, which was partially offset by growth in EBITDA. Additionally, repayments of lease liabilities under IFRS 16 increased Cash provided by operating activities by $64 million in the second quarter of 2019 and $152 million in the first six months of 2019, as described in Section 7.2 Cash provided by operating activities.

•                  Cash used by investing activities increased by $805 million in the second quarter of 2019 and $835 million in the first six months of 2019, largely attributed to the cash payment for the 600 MHz spectrum acquisition, partially offset by lower cash payments for business acquisitions and lower cash payments for capital assets, excluding spectrum licences. Acquisitions decreased by $21 million in the second quarter of 2019 and $63 million in the first six months of 2019 as we made larger cash payments for business acquisitions in both the second quarter of 2018 and the first six months of 2018. Capital expenditures decreased by $21 million in the second quarter of 2019 and $25 million in the first six months of 2019, primarily due to timing of expenditures on radio access network capacity upgrades. We have made TELUS PureFibre available to approximately 64% of our broadband footprint at June 30, 2019. (See Section 7.3 Cash used by investing activities.)

•                  Cash used by financing activities decreased by $212 million in the second quarter of 2019 and $558 million in the first six months of 2019, primarily reflecting increased issues of long-term debt, net of redemptions. (See Section 7.4 Cash (used) provided by financing activities.)

•                  Free cash flow decreased by $5 million in the second quarter of 2019, largely from increased income taxes paid, partially offset by higher Adjusted EBITDA. Free cash flow decreased by $295 million in the first six months of 2019, resulting primarily from increased income taxes paid, including the $270 million one-time catch-up payment as described in Cash provided by operating activities, and increased interest paid. The free cash flow decrease in the first six months of 2019 was partly offset by higher Adjusted EBITDA, lower capital expenditures and the timing of device subsidy repayments and associated revenue recognition. Our definition of free cash flow is unaffected by accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

2.              Core business and strategy

Our core business and our strategic imperatives were described in our 2018 annual MD&A.

3.              Corporate priorities for 2019

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2019 corporate priorities.

Honouring our customers, communities and social purpose by our team delivering on our brand promise

•                  In April 2019, we launched our Assistive Tech for Good™ program to help Canadians with disabilities use smartphones and wireless devices so they can live more independent, connected lives. Currently available in B.C. and Alberta, this program is designed to help people with disabilities who require a customized solution involving assistive technology to independently access their TELUS smartphone or tablet.

•                  During the quarter, we expanded our Internet for Good™ and Mobility for Good™ programs to support 25,000 more B.C. families and youth. Additionally, we expanded our Mobility for Good program into both Manitoba and New Brunswick. Internet for Good offers low-income families access to low-cost high-speed Internet and a computer, and Mobility for Good provides youth transitioning out of foster care with fully subsidized smartphones and data plans to stay connected to their vital support networks.

•                  In June, we launched our Welcome to Canada initiative, which expands our Internet and Mobility for Good programs, in a customized pilot, to support government-assisted refugees arriving in B.C. TELUS will provide refurbished phones, wireless access and Internet services to enable refugees to stay in touch with family abroad and access support networks and employment opportunities in Canada. The program aims to ensure a warmer welcome and smoother transition, enabling better outcomes for newcomers to Canada.

•                  In May, we held our 14th annual TELUS Days of Giving® with more than 27,000 TELUS team members participating in over 2,000 volunteer activities across Canada.

•                  Throughout the quarter, close to 25,000 Canadians participated in TELUS Wise® workshops. These workshops are free of charge and help foster the responsible use of technology in our digital world.

•                  As noted in Section 1.3, we launched Peace of Mind rate plans and Easy Payment device financing together with family discounts to offer Canadians endless data with no overage charges.

Leveraging our broadband networks to drive TELUS’ growth

•                  In the J.D. Power 2019 Canada Wireless Network Quality Study, TELUS ranked first in network quality across the three regions evaluated: West region, Ontario and East region.

•                  We have won two Speedtest Awards from Ookla for Fastest Mobile Network and Most Expansive Coverage in Canada. This builds upon the Canada: State of Mobile Networks March 2019 report published by Tutela which ranked TELUS number one for latency and tied for first place for consistent quality.

•                  Throughout the quarter, we made a series of announcements regarding the connection of additional homes and businesses to our TELUS PureFibre infrastructure, including:

•                  An investment of $100 million in the city of St. Albert, Alberta, including the neighbouring communities in Sturgeon County to connect by the end of 2020.

•                  An investment of $60 million to bring TELUS PureFibre to numerous communities across our incumbent footprint in Eastern Quebec, including: 13 communities in the Côte-de-Gaspé and Haute-Gaspésie Regional community municipalities (RCM), 14 communities in La Matapédia RCM, 12 communities in La Mitis RCM, 10 communities in the L’Islet RCM and to Sainte-Apolline-de-Patton in the Montmagny RCM, seven communities in Mékinac and the Chenaux RCM, and 13 communities in the Portneuf RCM, respectively, and to upgrade our network infrastructure to the latest LTE technology. These investments were made with support from the federal government’s Connect to Innovate program and the Quebec government’s Québec branché program.

•                  An investment of $150 million in the city of Prince George, B.C., including the North Side of Lheidli T’enneh First Nation’s Fort George 2 reserve to connect by the beginning of 2022.

•                  We were the successful auction participant on 12 wireless spectrum licences across B.C., Alberta, Saskatchewan, Ontario and Quebec in Innovation, Science and Economic Development Canada’s 600 MHz wireless spectrum auction. The acquisition of 600 MHz spectrum will enable us to deliver enhanced urban and rural connectivity and advance our national 5G growth strategy.

Fuelling our future through recurring efficiency gains

•                  We are focusing on the expansion of customer self-serve adoption, which benefits both client satisfaction and company productivity, through virtual assistants and digital platforms, while improving team member productivity by utilizing robotic process automation.

•                  We have established an ongoing program that integrates our acquisitions, evolve stakeholder relationships, and simplify our business, which improves our overall organizational efficiency while driving cost savings and working capital benefits to be re-invested in our customers first strategy.

•                  In 2019, we undertook three debt offerings of $1.0 billion, US$500 million and $800 million, in order to lower our weighted average cost of long-term debt and increase our average term-to-maturity.

•                  With our Peace of Mind rate plans and Easy Payment device financing options, we have simplified our suite of offerings, making it easier for our customers to select what they want and for our team members to assist our customers.

•                  Through the deployment of Xavient’s capabilities, TELUS International is continuing to enhance digital experience offerings to customers, while building strength in industries such as healthcare and games.

Driving emerging opportunities to build scale in TELUS Health and TELUS International

•                  TELUS International continued to expand its global operations with opening of a sixth site in Manila, Philippines, in addition to the new customer care locations in Noida, India and Chengdu, China opened earlier in the first quarter of 2019.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2018 annual MD&A.

4.2 Operational resources

Wireless

Our low mobile phone churn rate (combined postpaid and prepaid) was 1.01% in the second quarter of 2019, despite strong competitive and economic pressures. This speaks to the success of our differentiated customers first culture and our ongoing focus on delivering an outstanding customer experience, combined with attractive new products and services, our retention programs and leading network quality. For a definition of churn, see Section 11.2 of this MD&A.

Innovation, Science and Economic Development Canada’s (ISED) held its 600 MHz auction from March 14 through April 4, 2019. We were the successful auction participant on 12 wireless licences equating to a national average of 11.3 MHz. The acquisition of this spectrum will enable us to deliver enhanced urban and rural connectivity and advance our national 5G growth strategy.

Since mid-2013, we have invested more than $4.6 billion to acquire wireless spectrum licences in spectrum auctions and other transactions, which has more than doubled our national spectrum holdings in support of our top corporate priority to put customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless subscriber base. This includes investments in wireless small cells connected to our fibre technology to improve coverage and capacity and to prepare for a more efficient and timely evolution to 5G wireless services.

As at June 30, 2019, our 4G LTE technology covered 99% of Canada’s population, consistent with June 30, 2018. Furthermore, we have continued to invest in the roll-out of our LTE advanced network, which covered approximately 93% of Canada’s population at June 30, 2019, up from more than 91% one year before.

Wireline

We are continuing to invest in our incumbent local exchange carrier (ILEC) urban and rural communities with commitments to deliver broadband technology capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. In addition, we have increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and will enable 5G deployment in the future as referenced above. Our home and business smart technology lines of business integrate security and safety monitoring with smart devices.

As at June 30, 2019, our high-speed broadband footprint covered approximately 3.2 million households and businesses in B.C., Alberta and Eastern Quebec, including approximately 2.04 million households and businesses covered with fibre-optic cable (representing approximately 64% of our total high-speed broadband footprint), which provides these premises with immediate access to our gigabit-capable fibre-optic technology. This is up from approximately 1.65 million households and businesses in the second quarter of 2018.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including our net debt to EBITDA — excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•                  In May 2019, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2020 through to the end of 2022, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2022. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2022 and Section 10.7 Financing, debt requirements and returning cash to shareholders in our 2018 annual MD&A.)

•                  On August 1, 2019, the Board declared a third quarter dividend of $0.5625 per share, payable on October 1, 2019, to shareholders of record at the close of business on September 10, 2019. The third quarter dividend for 2019 reflects a cumulative increase of $0.0375 per share or 7.1% from the $0.5250 per share dividend declared one year earlier.

•                  During the three-month and six-month periods ending June 30, 2019, our dividend reinvestment and share purchase plan trustee purchased shares from Treasury for the dividend reinvestment and share purchase plan, instead of acquiring Common Shares in the stock market for $22 million and $45 million, respectively, with no discount applicable. Effective with the dividend to be paid October 1, 2019, we will offer Common Shares from Treasury at a discount of 2%.

Purchase Common Shares

•                  During the three-month and six-month periods ended June 30, 2019, and up to the date of this MD&A, we did not purchase or cancel any shares pursuant to our NCIB.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•                  Our issued and outstanding commercial paper was $293 million at June 30, 2019, all of which was denominated in U.S. dollars (US$224 million), compared to $774 million (US$569 million) at December 31, 2018, and $3 million (US$2 million) at June 30, 2018.

•                  Our net draws on the TELUS International (Cda) Inc. credit facility were US$307 million at June 30, 2019, compared to US$313 million at December 31, 2018, and US$334 million at June 30, 2018. The credit facility is non-recourse to TELUS Corporation.

•                  Proceeds from securitized trade receivables were $100 million at June 30, 2019 (December 31 and June 30, 2018 were $100 million).

Report on financing and capital structure management plans

Maintain compliance with financial objectives

•                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On August 2, 2019, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•                  Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As measured at June 30, 2019, this ratio was 2.94 times, outside of the objective range, primarily due to the funding of spectrum licences, the elevated strategic capital investments in our fibre-optic infrastructure and the application of IFRS 16 effective January 1, 2019 (including that the transition method for IFRS 16 has currently only included six months’ effect on the trailing EBITDA). Given the cash demands of the recent 2019 and upcoming spectrum auctions, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.50 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•                  Dividend payout ratio of 65 to 75% of net earnings per share for 2019 on a prospective basis — Our objective range is on a prospective basis through 2019. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is disclosed for illustrative purposes in evaluating our target guideline. As at June 30, 2019, the historical ratio was 75%, and the adjusted historical ratio of 84% exceeded the objective range. So as to be consistent with the way we manage our business, we have revised our target guideline, effective January 1, 2020, to be calculated as 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

•                  Generally maintain a minimum of $1 billion in unutilized liquidity — As at June 30, 2019, our unutilized liquidity on a consolidated basis was over $2.5 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

Disclosure controls and procedures

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average billing per subscriber per month (ABPU) and mobile phone average revenue per subscriber per month (ARPU) growth, wireless trends regarding loading and retention spending, equipment margins, Internet subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure and technology. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. As we do not currently aggregate operating segments, our reportable segments as at June 30, 2019, are also wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

We applied IFRS 16 with a transition date of January 1, 2019. As noted in Section 1.1, upon the application of IFRS 16, we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. Refer to Note 2 of the interim consolidated financial statements for further information.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3
Operating revenues[1]	3,597	3,506	3,764	3,774	3,453	3,377	3,541	3,404
Operating expenses
Goods and services purchased[2,3]	1,466	1,421	1,784	1,685	1,491	1,408	1,635	1,522
Employee benefits expense[2]	758	706	745	740	711	700	683	638
Depreciation and amortization	633	617	586	572	559	550	564	547
Total operating expenses	2,857	2,744	3,115	2,997	2,761	2,658	2,882	2,707
Operating income	740	762	649	777	692	719	659	697
Financing costs before long-term debt prepayment premium	189	168	159	162	150	156	144	149
Long-term debt prepayment premium	—	—	—	34	—	—	—	—
Income before income taxes	551	594	490	581	542	563	515	548
Income taxes	31	157	122	134	145	151	161	142
Net income	520	437	368	447	397	412	354	406
Net income attributable to Common Shares	517	428	357	443	390	410	353	403
Net income per Common Share:
Basic earnings per share (EPS)	0.86	0.71	0.60	0.74	0.66	0.69	0.59	0.68
Adjusted basic EPS[4]	0.69	0.75	0.69	0.74	0.70	0.73	0.66	0.70
Diluted EPS	0.86	0.71	0.60	0.74	0.66	0.69	0.59	0.68
Dividends declared per Common Share	0.5625	0.5450	0.5450	0.5250	0.5250	0.5050	0.5050	0.4925
Additional information:
EBITDA[4]	1,373	1,379	1,235	1,349	1,251	1,269	1,223	1,244
Restructuring and other costs[3,4]	29	36	75	173	35	34	54	23
Non-recurring gains and equity income (non-recurring losses and equity losses) related to real estate joint ventures	—	—	—	171	—	—	(2)	—
MTS net recovery[5]	—	—	—	—	—	—	21	—
Adjusted EBITDA[4]	1,402	1,415	1,310	1,351	1,286	1,303	1,258	1,267
Cash provided by operating activities	1,160	790	948	1,066	1,206	838	979	1,133
Free cash flow[4]	324	153	122	303	329	443	274	215

(1)         In the third quarter of 2018, we recorded equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden.

(2)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(3)         In the third quarter of 2018, we recorded a donation to the TELUS Friendly Future Foundation™ of $118 million as part of other costs.

(4)         See Section 11.1 Non-GAAP and other financial measures.

(5)         Refer to our 2018 annual MD&A for definition.

Trends

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in our subscriber base; (ii) growth in wireline service revenue, including customer care and business services (CCBS) revenues, Internet and enhanced data services revenues, TELUS Health revenues, TELUS TV revenues, and home and business smart technology (including security) revenues; and (iii) increased equipment revenues. Increased wireline data service revenue also includes revenues from business acquisitions. Increased Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. Year-over-year wireless equipment revenues generally increased from higher-value smartphones in the sales mix and a higher volume of new contracts. For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The trend of year-over-year increases in Goods and services purchased, excepting the effects of the application of IFRS 16 first evidenced in the first quarter of 2019, reflects higher wireless equipment expenses associated with higher-value smartphones in the sales mix and a general increase in new contracts; increased wireline TV costs of sales associated with a growing subscriber base; and increases in wireless and wireline customer service, roaming and external labour expenses to support growth in both our subscriber base and business acquisitions.

In the third quarter of 2018, Operating revenues include equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden. Additionally in the third quarter of 2018, Goods and services purchased include a $118 million charitable donation to the TELUS Friendly Future Foundation.

The trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees resulting from business acquisitions, including those supporting CCBS revenue growth, expansion of our TELUS Health offerings, and growth in our other complementary businesses. This was partly offset by moderating salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees related to cost efficiency and effectiveness programs.  In the fourth quarter of 2016, there was an immediately vesting transformative compensation expense which was a one-time payment in lieu of wage increases for the period July 1, 2016 to December 31, 2018; we expect year-over-year increases in net Employee benefits expense in 2019 as part of 2019 compensation increases in line with inflation.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint and enhanced LTE technology coverage, and growth in business acquisitions. The investments in our fibre-optic technology also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G. Depreciation and amortization under the application of IFRS 16 are higher than would have been the case prior to IFRS 16.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our generational investments in fibre to homes and businesses and wireless technology, and our business acquisitions. Financing costs include a long-term debt prepayment premium of $34 million in the third quarter of 2018. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz wireless spectrum auction, which we expect to deploy into our existing network in future periods. Financing costs also includes Interest accretion on provisions and Employee defined benefit plans net interest expense. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income. Under the application of IFRS 16, commencing in 2019, Financing costs are higher than would have been the case prior to IFRS 16 driven by interest on lease liabilities.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from substantively enacted income tax changes and adjustments recognized in the current periods for income taxes of prior periods. Historically, the trend in basic EPS has been impacted by the same trends as Net income and can also be impacted by share purchases under our normal course issuer bid (NCIB) programs. While a 12-month program is currently in place, there have been no purchases under the program, which commenced in January 2019.

The general trend of year-over-year decreases in Cash provided by operating activities reflects higher year-over-year income taxes paid, including a one-time catch-up payment in income taxes paid of $270 million in the first quarter of 2019, and higher interest payments arising from increases in debt outstanding and year-over-year variances in fixed-term interest rates. Cash provided by operating activities was impacted by IFRS 16, which prospectively results in the principal component of lease payments being reflected as a financing activity. The general trend of year-over-year increases in free cash flow reflects the above factors affecting Cash provided by operating activities excepting that the implementation of IFRS 16 (and the implementation of IFRS 15 on January 1, 2018) does not affect the free cash flow amount determined. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment and Section 5.5 Wireline segment.

Operating revenues

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Service	3,086	2,953	4.5%	6,106	5,839	4.6%
Equipment	501	487	2.9%	970	952	1.9%
Revenues arising from contracts with customers	3,587	3,440	4.3%	7,076	6,791	4.2%
Other operating income	10	13	(23.1)%	27	39	(30.8)%
Operating revenues	3,597	3,453	4.2%	7,103	6,830	4.0%

Consolidated operating revenues increased by $144 million in the second quarter of 2019 and $273 million in the first six months of 2019.

•                  Service revenues increased by $133 million in the second quarter of 2019 and $267 million in the first six months of 2019, reflecting growth in wireless network revenue and wireline data services, partly offset by the continuing declines in wireline legacy voice and legacy data service revenues. Wireless network revenue increases reflect a growing wireless subscriber base. The increase in wireline data service revenue reflects increased CCBS revenue growth, as well as increases in Internet and enhanced data services, TELUS Health revenues, TELUS TV revenue and revenues from our home and business smart technology (including security) lines of business, partly offset by decreased legacy data service revenues. Internet and TV revenues increased due to subscriber growth, as well as higher Internet revenue per customer.

•                  Equipment revenues increased by $14 million in the second quarter of 2019 and $18 million in the first six months of 2019, primarily due to increased wireless revenue mainly from greater volumes of higher-value smartphones in the sales mix.

•                  Other operating income decreased by $3 million in the second quarter of 2019 and $12 million in the first six months of 2019, largely due to higher net gains in 2018 from the sale of certain assets.

Operating expenses

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Goods and services purchased	1,466	1,491	(1.7)%	2,887	2,899	(0.4)%
Employee benefits expense	758	711	6.6%	1,464	1,411	3.8%
Depreciation	470	411	14.4%	940	822	14.4%
Amortization of intangible assets	163	148	10.1%	310	287	8.0%
Operating expenses	2,857	2,761	3.5%	5,601	5,419	3.4%

Consolidated operating expenses increased by $96 million in the second quarter of 2019 and $182 million in the first six months of 2019.

•                  Goods and services purchased decreased by $25 million in the second quarter of 2019 and $12 million in the first six months of 2019, driven by the application of IFRS 16 in both periods. In the first six months of 2019, the decrease in Goods and services purchased was partially offset by higher wireline product costs associated with TELUS Health services, higher TV content costs, higher administrative and other costs supporting CCBS revenue growth and related to business acquisitions, increased external labour costs to support a growing subscriber base, and higher equipment sales expenses mainly from higher-value smartphones in the sales mix. Under the new accounting standard, depreciation of right-of-use lease assets and financing costs arising from lease liabilities are not part of Goods and services purchased and we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. As a result, the impact of IFRS 16 on Goods and services purchased is a decrease of $66 million in the second quarter of 2019 and $149 million in the first six months of 2019.

•                  Employee benefits expense increased by $47 million in the second quarter of 2019 and $53 million in the first six months of 2019, primarily due to higher compensation and benefit costs resulting from an increase in the number of employees supporting CCBS revenue growth, business acquisitions, and compensation increases in line with inflation. This was partly offset by lower compensation and benefit costs from a decrease in the number of domestic FTEs, excluding business acquisitions, lower share-based compensation, higher capitalized labour costs and lower labour-related restructuring and other costs.

•                  Depreciation increased by $59 million in the second quarter of 2019 and $118 million in the first six months of 2019, due primarily to the application of IFRS 16. Under the new accounting standard, depreciation of right-of-use lease assets is recognized, largely related to our real estate leases (including cell site leases and retail store leases), and we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. As a result, the impact of IFRS 16 on Depreciation is an increase of $46 million in the second quarter of 2019 and $94 million in the first six months of 2019. Total Depreciation also increased due to higher expenditures associated with growth in capital assets over the last 12 months, including those arising from our investments in fibre and business acquisitions.

•                  Amortization of intangible assets increased by $15 million in the second quarter of 2019 and $23 million in the first six months of 2019, reflecting higher expenditures associated with the intangible asset base over the last 12 months, including those arising from business acquisitions.

Operating income

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Wireless EBITDA (See Section 5.4)	919	844	8.9%	1,827	1,680	8.8%
Wireline EBITDA (See Section 5.5)	454	407	11.5%	925	840	10.1%
EBITDA	1,373	1,251	9.8%	2,752	2,520	9.2%
Depreciation and amortization (discussed above)	(633)	(559)	13.2%	(1,250)	(1,109)	12.7%
Operating income	740	692	6.9%	1,502	1,411	6.4%

Operating income increased by $48 million in the second quarter of 2019 and $91 million in the first six months of 2019, while EBITDA increased by $122 million in the second quarter of 2019 and $232 million in the first six months of 2019. These increases reflect higher wireless network revenue growth driven by a growing subscriber base and higher wireless equipment margins, in addition to growth in wireline data service margins and EBITDA contribution from our CCBS and TELUS Health businesses, and the effects of implementing IFRS 16. These factors were partly offset by declines from wireline legacy voice and legacy data services.

Adjusted EBITDA

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Wireless Adjusted EBITDA (See Section 5.4)	924	851	8.6%	1,841	1,697	8.5%
Wireline Adjusted EBITDA (See Section 5.5)	478	435	9.9%	976	892	9.4%
Adjusted EBITDA	1,402	1,286	9.0%	2,817	2,589	8.8%

Adjusted EBITDA increased by $116 million or 9.0% in the second quarter of 2019 and $228 million or 8.8% in the first six months of 2019. The increases reflect both higher wireless network revenue and higher wireless equipment margins driven by a growing subscriber base, growth in wireline data service margins, EBITDA contribution from our CCBS and TELUS Health businesses, and the effects of implementing IFRS 16. These factors were partly offset by declines in wireline legacy voice and legacy data services and a decline in the EBITDA contribution from our legacy business services.

For purposes of our CEO’s (our chief operating decision-maker) assessment of performance during the 2019 fiscal year relative to the fiscal 2018 year, we have simulated IFRS 16 adjustments to the fiscal 2018 results in calculating pro forma results. This IFRS 16 simulation to fiscal 2018 results, which are cash-based proxy adjustments and used by our CEO to assess performance, resulted in pro forma consolidated Adjusted EBITDA growth of approximately 4.5% in both the second quarter of 2019 and the first six months of 2019.

Financing costs

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Gross interest on long-term debt, excluding lease liabilities	161	151	6.6%	311	295	5.4%
Capitalized long-term debt interest	(4)	—	n/m	(4)	—	n/m
Interest on lease liabilities	16	—	n/m	32	—	n/m
Interest on short-term borrowings and other	3	(1)	n/m	8	1	n/m
Interest accretion on provisions	5	6	(16.7)%	11	10	10.0%
Interest expense	181	156	16.0%	358	306	17.0%
Employee defined benefit plans net interest	—	3	(100.0)%	—	7	(100.0)%
Foreign exchange losses (gains)	11	(6)	n/m	4	(2)	n/m
Interest income	(3)	(3)	—%	(5)	(5)	—%
Financing costs	189	150	26.0%	357	306	16.7%

Financing costs increased by $39 million in the second quarter of 2019 and $51 million in the first six months of 2019, mainly due to the following factors:

•                  Interest expense increased by $25 million in the second quarter of 2019 and $52 million in the first six months of 2019, resulting from:

•                  Gross interest on long-term debt, excluding lease liabilities increased by $10 million in the second quarter of 2019 and $16 million in the first six months of 2019, due to an increase in average long-term debt balances outstanding, partly offset by a decrease in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and lease liabilities) was 4.12% at June 30, 2019, as compared to 4.24% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during the 600 MHz wireless spectrum auction held by Innovation, Science and Economic Development Canada (ISED), which we expect to deploy in our existing network in future periods. Capitalization of long-term debt interest will continue until substantially all of the activities necessary to prepare the spectrum for its intended use are complete.

•                  Interest on lease liabilities of $16 million in the second quarter of 2019 and $32 million in the first six months of 2019 represents the financing costs increase arising from lease liabilities upon the application of IFRS 16 as we did not retrospectively adjust amounts reported for periods prior to fiscal 2019. This interest on lease liabilities was largely related to our real estate leases (including cell site leases and retail store leases), whereas prior to the application of IFRS 16, these costs would have been accounted for in Goods and services purchased.

•                  Interest on short-term borrowings and other increased by $4 million in the second quarter of 2019 and $7 million in the first six months of 2019, due to the draw-down of amounts advanced to us from an arm’s-length securitization trust during the first quarter of 2019, where the cash amounts outstanding under the securitization trust were reduced in the first six months of 2019. (See Long-term debt issues and repayments in Section 7.4.)

•                  Interest accretion on provisions was relatively flat in both the second quarter of 2019 and the first six months of 2019.

•                  Employee defined benefit plans net interest decreased by $3 million in the second quarter of 2019 and $7 million in the first six months of 2019, primarily due to the change in the defined benefit plan surplus as at December 31, 2018, to $57 million (net of plan asset ceiling limit of $263 million), compared to a defined benefit plan deficit of $334 million (net of plan asset ceiling limit of $110 million) one year earlier, partly offset by an increase in the discount rate.

•                  Foreign exchange losses (gains) have fluctuated as a result of movement of the Canadian dollar relative to the U.S. dollar.

•                  Interest income was flat in the second quarter of 2019 and the first six months of 2019.

Income taxes

	Second quarters ended June 30				Six-month periods ended June 30
($ in millions, except tax rates)	2019	2018	Change		2019	2018	Change
Income tax computed at applicable statutory rates	147	147	—%		308	299	3.0%
Revaluation of deferred income tax liability to reflect future income tax rates	(121)	—	n/m		(121)	—	n/m
Adjustments recognized in the current period for income taxes of prior periods	(2)	—	n/m		(2)	—	n/m
Other	7	(2)	n/m		3	(3)	n/m
Income taxes	31	145	(78.6)%		188	296	(36.5)%
Income taxes computed at applicable statutory rates (%)	26.7	27.2	(0.5	)pts.	26.9	27.1	(0.2	)pts.
Revaluation of deferred income tax liability to reflect future income tax rates (%)	(22.0)	—	n/m		(10.6)	—	n/m
Adjustments recognized in the current period for income taxes of prior periods (%)	(0.3)	—	(0.3	)pts.	(0.2)	—	(0.2	)pts.
Other (%)	1.2	(0.5)	n/m		0.3	(0.4)	n/m
Effective tax rate (%)	5.6	26.7	(21.1	)pts.	16.4	26.7	(10.3	)pts.

Total income tax expense decreased by $114 million in the second quarter of 2019 and $108 million in the first six months of 2019. The effective tax rate decreased from 26.7% to 5.6% in the second quarter of 2019 and from 26.7% to 16.4% in the first six months of 2019. These reductions were predominantly attributed to the revaluation of the deferred income tax liability for the multi-year reduction in the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.

Comprehensive income

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Net income	520	397	31.0%	957	809	18.3%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	21	(39)	n/m	(22)	(50)	(56.0)%
Items never subsequently reclassified to income	8	105	(92.4)%	32	62	(48.4)%
Comprehensive income	549	463	18.6%	967	821	17.8%

Comprehensive income increased by $86 million in the second quarter of 2019 and $146 million in the first six months of 2019, primarily from increases in Net income. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts.

5.4 Wireless segment

Wireless trends and seasonality

The historical trend over the last eight quarters in wireless network revenue reflects growth in our subscriber base, as well as higher-value smartphones in the sales mix of gross additions and retention units. There has been a general year-over-year increase in equipment revenues from higher-value smartphones in the sales mix and a higher volume of new contracts, however this trend may change with the introduction of our device financing program. The general trend of year-over-year increases in subscriber net additions resulted from: the success of our promotions; the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; and continuous improvements in the speed and quality of our network, combined with our low churn rate, which reflects our focus on customers first initiatives. Our expenditures on network improvements increase capacity and coverage, allowing us to grow revenue through net additions of wireless subscribers. Although there have historically been significant third and fourth quarter seasonal effects that result in increased loading, competitive intensity in both the consumer and business markets, launches of new devices, rate plans, device financing programs, contract terms, and the strategic decision to focus on margin-accretive loading as contrasted to lower-margin subsidized tablet loading and non-accretive prepaid-to-postpaid migrations, may impact subscriber addition results and trends for future periods.

Mobile phone ABPU growth has been moderating, primarily due to: (i) competitive pressures driving larger allotments of data and rate plans, which includes plans with bonus data and unlimited data plans, data sharing and international roaming features, and (ii) consumer behavioural response to more frequent customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots; partly offset by (iii) an increased mix of higher-priced rate plans, such as data share plans, in addition to more higher-value smartphones in the sales mix, and an increased proportion of higher-rate customers in the subscriber mix. As a result of increased competitive pressures, customers have been able to gain access to higher network speeds and larger allotments of data included for a given price point, further limiting mobile phone ABPU expansion. However, the introduction of our Peace of Mind rate plans may increase the monthly recurring revenue of base plans. The economic environment, consumer behaviour, the regulatory environment, device selection and other factors also impact mobile phone ABPU, and as a consequence, there can be no assurance that mobile phone ABPU will return to growth in the coming quarters.

Our connected device subscriber base has been increasing with our expanded Internet of Things (IoT) offerings. IoT technologies are expected to continue their growth and IoT customers, along with other connected device subscribers, will be able to realize greater benefits that are dependent upon 5G deployment.

The trend of our comparatively low mobile phone blended churn rate reflects our customers first efforts, retention programs and focus on building, maintaining and enhancing our high-quality network. With our improvements in customer loyalty resulting in a generally decreasing mobile phone churn rate, our lifetime revenue per customer has increased despite moderating mobile phone ABPU. We may experience pressure on our mobile phone blended churn rate if the level of competitive intensity increases (in part due to increased promotional activity), if there is an increase in customers on expired or no contracts (compared to current experience), or due to regulatory changes. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

The trends in wireless EBITDA-based operating metrics have been impacted by our adoption of IFRS 16 effective January 1, 2019, as discussed further in Note 2 of the interim consolidated financial statements.

Wireless operating indicators

As at June 30	2019	2018	Change
Subscribers[1,2] (000s):
Mobile phones[1]	8,552	8,284	3.2%
Mobile connected devices	1,338	1,102	21.4%
Total	9,890	9,386	5.4%
HSPA+ population coverage[3] (millions)	37.0	37.0	—%
LTE population coverage[3] (millions)	36.9	36.8	0.3%

	Second quarters ended June 30				Six-month periods ended June 30
	2019	2018	Change		2019	2018	Change
Mobile phones gross additions[2] (000s):	336	310	8.4%		605	573	5.6%
Subscriber net additions[2] (000s):
Mobile phones	82	69	18.8%		93	66	40.9%
Mobile connected devices	72	37	94.6%		121	78	55.1%
Total	154	106	45.3%		214	144	48.6%
Mobile phones ABPU, per month[2,4] ($)	73.43	73.05	0.5%		72.81	72.60	0.3%
Mobile phones ARPU, per month[2,4] ($)	60.30	61.04	(1.2)%		59.81	60.65	(1.4)%
Mobile phones churn, per month[2,4] (%)	1.01	0.99	0.02	pts.	1.01	1.04	(0.03	)pts.

(1)         Fourth quarter of 2018 opening mobile phone subscriber connections have been adjusted to exclude an estimated 23,000 subscribers impacted by the CRTC’s final pro-rating ruling in June 2018, which was effective October 1, 2018.

(2)         Effective for the first quarter of 2019, with retrospective application, we revised our definition of a wireless subscriber and now report mobile phones and mobile connected devices (e.g. tablets, Internet keys, IoT, wearables, connected automobile systems) as separate subscriber bases so as to be consistent with the way we manage our business and to align with global peers. As a result of the change, total subscribers and associated operating statistics (gross additions, net additions, churn, ABPU and ARPU) were adjusted to reflect (i) the movement of certain subscribers from the mobile phones subscriber base to the newly created mobile connected devices subscriber base, and (ii) the inclusion of previously undisclosed IoT and mobile health subscribers in our mobile connected devices subscriber base. For additional information on our subscriber definitions, see Section 11.2 Operating indicators.

(3)         Including network access agreements with other Canadian carriers.

(4)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Network revenue	1,523	1,497	1.7%	3,015	2,969	1.5%
Equipment and other service revenues	455	424	7.3%	882	835	5.6%
Revenues arising from contracts with customers	1,978	1,921	3.0%	3,897	3,804	2.4%
Other operating income	5	8	(37.5)%	10	15	(33.3)%
External operating revenues	1,983	1,929	2.8%	3,907	3,819	2.3%
Intersegment revenues	14	12	16.7%	27	23	17.4%
Wireless operating revenues	1,997	1,941	2.9%	3,934	3,842	2.4%

Total wireless operating revenues increased by $56 million in the second quarter of 2019 and $92 million in the first six months of 2019.

Network revenue from external customers increased by $26 million in the second quarter of 2019 or 1.7% and $46 million in the first six months of 2019 or 1.5%, reflecting 5.4% growth in the subscriber base over the last 12 months, partly offset by declining mobile phone ARPU as discussed below. Mobile phone ABPU was $73.43 in the second quarter of 2019 and $72.81 in the first six months of 2019, reflecting increases of $0.38 or 0.5% in the second quarter and $0.21 or 0.3% for the six-month period. The increases reflect growth from customers selecting plans with larger data buckets or periodically topping up their data buckets, the introduction of our Platinum rate plan and higher-value smartphones in the sales mix which were partly offset by declines in chargeable data usage, the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods and changes in our customer mix. Mobile phone ARPU was $60.30 in the second quarter of 2019 and $59.81 in the first six months of 2019, reflecting decreases of $0.74 or 1.2% for the quarter and $0.84 or 1.4% for the six-month period, as the declines in chargeable data usage, competitive pressures on base rate plan prices and changes in our customer mix mentioned above more than offset the increased number of customers selecting plans with larger data buckets.

•                  Mobile phone gross additions were 336,000 in the second quarter of 2019 and 605,000 for the first six months of 2019, reflecting increases of 26,000 for the quarter and 32,000 for the six-month period, driven by growth in high-value customer additions (including demographic shifts), growth in the Canadian population, successful promotions and expanded channels.

•                  Our mobile phone churn rate was 1.01% in both the second quarter of 2019 and the first six months of 2019, as compared to 0.99% in the second quarter of 2018 and 1.04% in the first six months of 2018. The slight increase in our mobile phone churn rate during the second quarter of 2019 reflects increased competitive intensity and being more disciplined on matching competitive offers. This was partially mitigated by our focus on executing customers first initiatives and retention programs, as well as our leading network quality, all of which drove the improvement in our mobile phone churn rate in the first six months of 2019.

•                  Net subscriber additions were 154,000 in the second quarter of 2019 and 214,000 in the first six months of 2019, compared to 106,000 and 144,000, respectively, in the comparable periods of 2018. Mobile phone net additions increased by 13,000 in the second quarter of 2019, driven by higher mobile phone gross additions and partly offset by higher mobile phone churn, as described above. Mobile phone net additions increased by 27,000 in the first six months of 2019, driven by higher mobile phone gross additions and a lower mobile phone churn rate, as described above. We continue to focus on margin accretion growth with the focus away from non-accretive prepaid-to-postpaid migrations. Mobile connected device net additions improved by 35,000 in the second quarter of 2019 and 43,000 in the first six months of 2019, driven by growth in our IoT offerings, including the connected device growth arising from our subscribers expanding their IoT services to their growing customer bases, partly offset by less focus on lower- margin subsidized tablet loading.

Equipment and other service revenues increased by $31 million in the second quarter of 2019 and $47 million in the first six months of 2019, due to greater volumes of higher-value smartphones in the sales mix.

Other operating income decreased by $3 million in the second quarter and $5 million in the first six months of 2019, largely resulting from lower net gains from the sale of property, plant and equipment.

Intersegment revenues represent network services eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Goods and services purchased:
Equipment sales expenses	443	423	4.7%	865	841	2.9%
Network operating expenses	198	207	(4.3)%	382	407	(6.1)%
Marketing expenses	101	99	2.0%	190	182	4.4%
Other[1]	165	199	(17.1)%	346	392	(11.7)%
Employee benefits expense[1]	171	169	1.2%	324	340	(4.7)%
Wireless operating expenses	1,078	1,097	(1.7)%	2,107	2,162	(2.5)%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless operating expenses decreased by $19 million in the second quarter of 2019 and $55 million in the first six months of 2019.

Equipment sales expenses increased by $20 million in the second quarter of 2019 and $24 million in the first six months of 2019, reflecting higher-value smartphones in the sales mix.

Network operating expenses decreased by $9 million in the second quarter of 2019 and $25 million in the first six months of 2019, mainly due to the application of IFRS 16.

Marketing expenses increased by $2 million in the second quarter of 2019 and $8 million in the first six months of 2019, primarily due to higher commissions expense.

Other goods and services purchased decreased by $34 million in the second quarter of 2019, mainly due to success of cost reduction programs and the application of IFRS 16, partly offset by higher external labour. Other goods and services purchased decreased by $46 million in the first six months of 2019, mainly due to the application of IFRS 16, cost reduction programs, and the non-recurrence of higher costs associated with an aggressive holiday rate plan offer that stimulated significant traffic in the prior year, partly offset by higher external labour.

Employee benefits expense increased by $2 million in the second quarter of 2019 and decreased by $16 million in the first six months of 2019. The slight increase in the second quarter of 2019 was mainly due to higher internal labour costs from compensation increases in line with inflation and higher labour-related restructuring and other costs due to efficiency initiatives, partly offset by higher capitalized labour costs. Employee benefits expense decreased in the first six months of 2019, mainly due to lower internal labour costs including lower FTEs, higher capitalized labour costs, and lower labour-related restructuring and other costs.

EBITDA — Wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ in millions, except margins)	2019	2018	Change		2019	2018	Change
EBITDA	919	844	8.9%		1,827	1,680	8.8%
Add restructuring and other costs included in EBITDA	5	7	n/m		14	17	n/m
Adjusted EBITDA[1]	924	851	8.6%		1,841	1,697	8.5%
EBITDA margin (%)	46.0	43.5	2.5	pts.	46.4	43.7	2.7	pts.
Adjusted EBITDA margin[2] (%)	46.3	43.8	2.5	pts.	46.8	44.2	2.6	pts.

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues.

Wireless EBITDA increased by $75 million or 8.9% in the second quarter of 2019 and $147 million or 8.8% in the first six months of 2019. Wireless Adjusted EBITDA increased by $73 million or 8.6% in the second quarter of 2019, reflecting higher network revenue growth driven by a larger subscriber base, savings from cost reduction programs, higher equipment margins which includes our strategic focus away from non-accretive prepaid-to-postpaid migrations, and the implementation of IFRS 16. Wireless Adjusted EBITDA increased by $144 million or 8.5% in the first six months of 2019, reflecting higher network revenue growth driven by a larger subscriber base, lower employee benefits expense, savings from cost reduction programs, higher equipment margins and the implementation of IFRS 16.

Applying a retrospective IFRS 16 simulation to fiscal 2018 results (see Section 5.3), pro forma wireless Adjusted EBITDA growth was approximately 5.1% in the second quarter of 2019 and was approximately 5.0% in the first six months of 2019.

5.5 Wireline segment

Wireline trends

The trend over the last eight quarters of increases in wireline service revenue reflects growth in Internet and enhanced data services, CCBS revenues, TELUS TV revenues, TELUS Health revenues, and home and business smart technology (including security) revenues, and is partly offset by declining wireline legacy voice and legacy data revenues. As well, increased wireline data service revenue also includes revenues from business acquisitions. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer resulting from upgrades to faster speeds, larger data usage rate plans and expansion of our fibre footprint. We expect continued Internet subscriber base growth as the economy grows and as we continue our investments in expanding our fibre-optic infrastructure. The total number of TELUS TV subscribers has increased as a result of higher net additions from diverse product offerings, fibre expansion and bundled product offerings, combined with our low customer churn rate. Residential voice subscriber losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services, but have been partly mitigated by the success of our bundled service offerings and lower-priced offerings. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and intensification of competition in the small and medium-sized business market. The migration of business products and services offerings to IP services and the introduction of new competitors yield inherently lower margins compared to some legacy business products and service offerings.

The trends in wireline EBITDA-based operating metrics have been impacted by our adoption of IFRS 16 effective January 1, 2019, as discussed further in Note 2 of the interim consolidated financial statements.

Wireline operating indicators

At June 30 (000s)	2019	2018	Change
Subscriber connections:
Internet[1]	1,921	1,794	7.1%
TELUS TV	1,126	1,051	7.1%
Residential voice	1,228	1,272	(3.5)%
Total wireline subscriber connections[1]	4,275	4,117	3.8%

	Second quarters ended June 30			Six-month periods ended June 30
(000s)	2019	2018	Change	2019	2018	Change
Subscriber connection net additions (losses):
Internet	25	29	(13.8)%	47	51	(7.8)%
TELUS TV	16	15	6.7%	33	21	57.1%
Residential voice	(9)	(10)	10.0%	(20)	(26)	23.1%
Total wireline subscriber connection net additions	32	34	(5.9)%	60	46	30.4%

(1)   During the first quarter of 2019, we adjusted cumulative subscriber connections to add approximately 16,000 subscribers from acquisitions undertaken during the quarter.

Operating revenues — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Data services	1,265	1,131	11.8%	2,484	2,220	11.9%
Voice services	249	277	(10.1)%	502	558	(10.0)%
Other services and equipment	95	111	(14.4)%	193	209	(7.7)%
Revenues arising from contracts with customers	1,609	1,519	5.9%	3,179	2,987	6.4%
Other operating income	5	5	—%	17	24	(29.2)%
External operating revenues	1,614	1,524	5.9%	3,196	3,011	6.1%
Intersegment revenues	60	50	20.0%	116	102	13.7%
Wireline operating revenues	1,674	1,574	6.4%	3,312	3,113	6.4%

Total wireline operating revenues increased by $100 million in the second quarter of 2019 and $199 million in the first six months of 2019.

•                  Data services revenues increased by $134 million in the second quarter of 2019 and $264 million in the first six months of 2019. The increases were driven by: (i) growth in CCBS revenues, primarily due to growth in business volumes resulting from expanded services for existing customers as well as customer growth; (ii) increased Internet and enhanced data service revenues, reflecting higher revenue per customer as a result of upgrades to faster Internet speeds, larger data usage Internet rate plans and certain rate changes, as well as a 7.1% increase in our Internet subscribers over the last 12 months; (iii) increased TELUS Health revenues, driven by both business acquisitions and expanded services for existing customers; (iv) revenues from our home and business smart technology (including security) lines of business; and (v) increased TELUS TV revenues, reflecting subscriber growth of 7.1% over the last 12 months. This growth was partly offset by the ongoing decline in legacy data service revenues.

•                  Voice services revenues decreased by $28 million in the second quarter of 2019 and $56 million in the first six months of 2019, reflecting the ongoing decline in legacy voice revenues from technological substitution, greater use of inclusive long distance plans and price plan changes. We experienced a 3.5% decline in residential voice subscribers over the last 12 months, as compared to a 4.5% decline in residential voice subscribers for the 12-month period ended June 30, 2018.

•                  Other services and equipment revenues decreased by $16 million in both the second quarter of 2019 and in the first six months of 2019, mainly due to lower data and voice equipment sales.

•                  Wireline subscriber connection net additions were 32,000 in the second quarter of 2019 and 60,000 in the first six months of 2019, reflecting a decrease of 2,000 and an increase of 14,000, respectively, compared to the net additions in the same periods of 2018.

•                  Internet net additions were 25,000 in the second quarter of 2019 and 47,000 in the first six months of 2019, reflecting decreases of 4,000 for both the quarter and the six-month period, compared to the net additions in the respective periods in 2018, due to continued net new demand from consumers and businesses offset by increased competitive intensity. This was partly offset by continued healthy customer demand for our high-speed broadband services, including fibre to the premises. Our continued focus on connecting more homes and businesses directly to fibre (with TELUS PureFibre available to approximately 64% of our broadband footprint at the end of the second quarter of 2019), expanding and enhancing our addressable high-speed Internet and Optik TV footprint, and bundling these services together contributed to combined Internet and TV subscriber growth of 202,000 over the last 12 months.

•                  TELUS TV net additions were 16,000 in the second quarter of 2019 and 33,000 in the first six months of 2019, reflecting increases of 1,000 for the quarter and 12,000 for the six-month period compared to the net additions in the respective periods in 2018. The increases reflect a lower customer churn rate from stronger retention efforts and for the first six months of 2019, higher gross additions as a result of our diverse product offerings.

•                  Residential voice net losses were limited to only 9,000 in the second quarter of 2019 representing our fewest quarterly net losses since 2004 and 20,000 in the first six months of 2019, as compared to residential voice net losses of 10,000 and 26,000, respectively, in the same periods in 2018. The residential voice subscriber losses continue to reflect the trend of substitution to wireless and Internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings, and the success of our stronger retention efforts, including lower-priced offerings.

Other operating income was flat in the second quarter of 2019 and decreased by $7 million in the first six months of 2019 due to the non-recurrence of first quarter 2018 gains on the sale of certain assets.

Intersegment revenues represent services including CCBS provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses — Wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2019	2018	Change	2019	2018	Change
Goods and services purchased[1]	633	625	1.3%	1,247	1,202	3.7%
Employee benefits expense[1]	587	542	8.3%	1,140	1,071	6.4%
Wireline operating expenses	1,220	1,167	4.5%	2,387	2,273	5.0%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

Total wireline operating expenses increased by $53 million in the second quarter of 2019 and $114 million in the first six months of 2019.

Goods and services purchased increased by $8 million in the second quarter of 2019 and $45 million in the first six months of 2019, mainly due to higher product costs associated with growth in TELUS Health services, higher TV content costs mainly driven by our growing TV content rates and TV subscriber base, and increases in non-labour-related restructuring and other costs related to efficiency initiatives, as well as higher external labour and other administrative costs supporting CCBS revenue growth and related to business acquisitions. The increase in Goods and services purchased was partly offset by the application of IFRS 16.

Employee benefits expense increased by $45 million in the second quarter of 2019 and $69 million in the first six months of 2019, primarily due to increases in compensation and benefit costs resulting from an increase in the number of employees supporting CCBS revenue growth, business acquisitions, and higher internal labour costs from compensation increases in line with inflation, partly offset by a decrease in the number of FTEs in Canada, excluding business acquisitions, lower share-based compensation and lower labour-related restructuring and other costs.

EBITDA — Wireline segment

	Second quarters ended June 30				Six-month periods ended June 30
($ in millions, except margins)	2019	2018	Change		2019	2018	Change
EBITDA	454	407	11.5%		925	840	10.1%
Add restructuring and other costs included in EBITDA	24	28	n/m		51	52	n/m
Adjusted EBITDA[1]	478	435	9.9%		976	892	9.4%
EBITDA margin (%)	27.1	25.9	1.2	pts.	27.9	27.0	0.9	pts.
Adjusted EBITDA margin[2] (%)	28.5	27.7	0.8	pts.	29.5	28.7	0.8	pts.

(1)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(2)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues.

Wireline EBITDA increased by $47 million or 11.5% in the second quarter of 2019 and $85 million or 10.1% in the first six months of 2019. Wireline Adjusted EBITDA increased by $43 million or 9.9% in the second quarter of 2019 and $84 million and 9.4% in the first six months of 2019. This reflected an increased contribution from our CCBS business from expanded services for existing customers, higher Internet margins and higher TELUS Health margins inclusive of business acquisitions, and the implementation of IFRS 16, partly offset by the continued declines in legacy voice and legacy data services, higher employee benefits expense and other costs related to business acquisitions, and a decline in the EBITDA contribution from our legacy business services.

Applying a retrospective IFRS 16 simulation to fiscal 2018 results (see Section 5.3), pro forma wireline Adjusted EBITDA growth was approximately 3.5% in the second quarter of 2019 and was approximately 3.4% in the first six months of 2019.

6.              Changes in financial position

Financial position at:	June 30	Dec. 31
($ millions)	2019	2018	Change	Change includes:
Current assets
Cash and temporary investments, net	217	414	(197)	See Section 7 Liquidity and capital resources
Accounts receivable	1,835	1,600	235	An increase due to the timing of wireless wholesale customer receipts
Income and other taxes receivable	102	3	99	Instalments to date are greater than the expense
Inventories	334	376	(42)	A decrease in the volume of handsets, partly offset by a higher cost mix of smartphones
Contract assets	859	860	(1)	Refer to description in non-current assets
Prepaid expenses	653	539	114	Increased due to the annual prepayment of statutory employee benefits, maintenance contracts, property taxes and wireless spectrum license fees, net of amortization
Current derivative assets	10	49	(39)	A decrease in the spread between the hedging rate and the actual rate at the balance sheet date.
Current liabilities
Short-term borrowings	100	100	—	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,797	2,570	227

Increase in payables associated with the timing of wireless wholesale payments and the timing of accounts payable, partly offset by a decrease in payroll and other employee-related liabilities. See Note 23 of the interim consolidated financial statements

Income and other taxes payable	48	218	(170)	Decrease due to final instalment payments for the previous year partially offset by current income tax expense in excess of instalments for the current year
Dividends payable	339	326	13	Effects of increases in the dividend rate as well as the number of shares outstanding
Advance billings and customer deposits	665	656	9	An increase in wireline advance billings during the period. See Note 24 of the interim consolidated financial statements
Provisions	93	129	(36)	Restructuring disbursements exceeded new restructuring provisions. See Note 25 of the interim consolidated financial statements
Current maturities of long-term debt	1,564	836	728

An increase due to amounts reclassified from long-term debt relating to the early redemption of our $1,000 of our 5.05% Notes, Series CH on July 23, 2019, and August 7, 2019, and initial recognition of lease liabilities due to implementation of IFRS 16, partially offset by a decrease in outstanding commercial paper

Current derivative liabilities	5	9	(4)	Maturation of the interest rate swap associated with the refinancing of debt maturing.
Working capital (Current assets subtracting Current liabilities)	(1,601)	(1,003)	(598)	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

Financial position at:	June 30	Dec. 31
($ millions)	2019	2018	Change	Change includes:
Non-current assets
Property, plant and equipment, net	13,549	12,091	1,458	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	11,965	10,934	1,031	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	4,888	4,747	141	Acquisitions including a telecommunications business
Contract assets	422	458	(36)	A decrease primarily driven by the seasonality of device balance re-payments exceeding new customers as loading of new customer contracts is typically higher in the third and fourth quarters
Other long-term assets	919	986	(67)	A decrease in derivative assets due to the movement of foreign exchange rates relative to hedged rates. See Note 20 of the interim consolidated financial statements.
Non-current liabilities
Provisions	690	728	(38)	A decrease due to implementation of IFRS 16. See Note 25 of the interim consolidated financial statements
Long-term debt	15,015	13,265	1,750	See Section 7.4 Cash (used) provided by financing activities
Other long-term liabilities	738	731	7

An increase in derivative liabilities due to the movement of foreign exchange rates relative to hedged rates, as well as the increase in the notional amount due to the issuance of the US$500 million of senior unsecured 4.30% Notes, partially offset by a decrease in pension and post-retirement liabilities resulting from actual returns being in excess of the discount rate, as well as a decrease in the tenant inducement allowance as a result of the implementation of IFRS 16. See Note 27 of the interim consolidated financial statements

Deferred income taxes	3,103	3,148	(45)

An overall decrease due to the reduction in the Alberta corporate income tax rate partially offset by an increase in temporary differences between the accounting and tax basis of assets and liabilities.

Owners’ equity
Common equity	10,504	10,259	245	See condensed interim consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	92	82	10	See condensed interim consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2019	2018	Change	2019	2018	Change
Cash provided by operating activities	1,160	1,206	(46)	1,950	2,044	(94)
Cash used by investing activities	(1,600)	(795)	(805)	(2,562)	(1,727)	(835)
Cash (used) provided by financing activities	69	(143)	212	415	(143)	558
Increase (decrease) in Cash and temporary investments, net	(371)	268	(639)	(197)	174	(371)
Cash and temporary investments, net, beginning of period	588	415	173	414	509	(95)
Cash and temporary investments, net, end of period	217	683	(466)	217	683	(466)

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2019	2018	Change	2019	2018	Change
EBITDA (see Section 5.4 and Section 5.5)	1,373	1,251	122	2,752	2,520	232
Restructuring and other costs, net of disbursements	1	7	(6)	(32)	3	(35)
Employee defined benefit plans expense, net of employer contributions	7	10	(3)	11	14	(3)
Share-based compensation expense, net of payments	20	35	(15)	39	53	(14)
Interest paid, net of interest received	(144)	(127)	(17)	(321)	(275)	(46)
Income taxes paid, net of recoveries received	(122)	(52)	(70)	(473)	(108)	(365)
Other operating working capital changes	25	82	(57)	(26)	(163)	137
Cash provided by operating activities	1,160	1,206	(46)	1,950	2,044	(94)

•                  Restructuring and other costs, net of disbursements represented a net change of $6 million in the second quarter of 2019 and $35 million in the first six months of 2019. In the first six months of 2019, there were increased disbursements of restructuring and other costs related to improving our overall cost structure and operational effectiveness.

•                  Interest paid, net of interest received increased by $17 million in the second quarter of 2019 and $46 million in the first six months of 2019, largely due to interest paid on lease liabilities, and an increase in the average long-term debt balance which was partly offset by a lower weighted-average interest rate on long-term debt.

•                  Income taxes paid, net of recoveries received increased by $70 million in the second quarter of 2019 and $365 million in the first six months of 2019, primarily due to higher required instalment payments, and in the first six months of 2019, a one-time catch-up payment of $270 million.

•                  For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

•                  Cash provided by operating activities was impacted by the implementation of IFRS 16, as the repayments of lease liabilities, where the principal component of leases that were previously accounted for as operating leases and previously classified within Cash provided by operating activities is reflected as Cash used by financing activities under the new accounting standard. These repayments were $64 million in the second quarter of 2019 and $152 million in the first six months of 2019.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2019	2018	Change	2019	2018	Change
Cash payments for capital assets, excluding spectrum licences	(645)	(735)	90	(1,438)	(1,473)	35
Cash payment for spectrum licences	(931)	—	(931)	(931)	—	(931)
Cash payments for acquisitions, net	(26)	(47)	21	(188)	(251)	63
Real estate joint ventures advances, net of receipts	(8)	(6)	(2)	(15)	(11)	(4)
Proceeds on dispositions and Other	10	(7)	17	10	8	2
Cash used by investing activities	(1,600)	(795)	(805)	(2,562)	(1,727)	(835)

•                  The decrease in Cash payments for capital assets, excluding spectrum licences for both the second quarter of 2019 and the first six months of 2019, was composed of:

•                  A decrease in capital expenditures of $21 million in the second quarter of 2019 and $25 million in the first six months of 2019 (see Capital expenditure measures table and discussion below).

•                  Lower capital expenditure payments with respect to payment timing differences, as the change in associated Accounts payable and accrued liabilities increased by $69 million in the second quarter of 2019 and $10 million in the first six months of 2019.

•                  Cash payment for spectrum licences in the second quarter of 2019 and the first six months of 2019 relate to the 600 MHz spectrum auction.

•                  In the second quarter of 2019, we made cash payments for business acquisitions, including a telecommunications business and other individually immaterial acquisitions complementary to our existing lines of business. This is compared to business acquisition activity in the first six months of 2018, which included certain assets of AlarmForce Industries Inc., Xavient Information Systems and other individually immaterial acquisitions complementary to our existing lines of business.

Capital expenditure measures

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except capital intensity)	2019	2018	Change		2019	2018	Change
Capital expenditures[1]
Wireless segment	223	243	(8.2)%		400	425	(5.9)%
Wireline segment	547	548	(0.2)%		1,016	1,016	—%
Consolidated	770	791	(2.7)%		1,416	1,441	(1.7)%
Wireless segment capital intensity (%)	11	13	(2	)pts.	10	11	(1	)pt.
Wireline segment capital intensity (%)	33	35	(2	)pts.	31	33	(2	)pts.
Consolidated capital intensity[2] (%)	21	23	(2	)pts.	20	21	(1	)pt.

(1)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Consolidated capital expenditures decreased by $21 million in the second quarter of 2019 and $25 million in the first six months of 2019 due to the timing of expenditures on radio access network capacity upgrades and roll-out of 5G network technology as most in-quarter expenditures were focused on pre-positioning activities. With our ongoing investments, we are advancing wireless speeds and coverage, including pre-positioning for 5G, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting systems reliability and operational efficiency and effectiveness efforts. These investments also support our Internet and TELUS TV subscriber growth, and our customers’ demand for faster Internet speeds, and extend the reach and functionality of our business and healthcare solutions. At June 30, 2019, we made TELUS PureFibre available to approximately 64% of our broadband footprint.

7.4 Cash (used) provided by financing activities

Analysis of changes in cash (used) provided by financing activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2019	2018	Change	2019	2018	Change
Dividends paid to holders of Common Shares	(307)	(278)	(29)	(610)	(557)	(53)
Issue (repayment) of short-term borrowings, net	(400)	13	(413)	—	7	(7)
Long-term debt issued, net of redemptions and repayment	805	132	673	1,054	398	656
Issue of shares by subsidiary to non-controlling interests	—	—	—	—	24	(24)
Other	(29)	(10)	(19)	(29)	(15)	(14)
Cash (used) provided by financing activities	69	(143)	212	415	(143)	558

Dividends paid to holders of Common Shares

For the second quarter of 2019 and the first six months of 2019, cash dividends paid to the holders of Common Shares increased by $29 million and $53 million, respectively, which reflects higher dividend rates under our dividend growth program (see Section 4.3), as well as an increase in the number of shares outstanding. In connection with dividends declared during the three-month and six-month periods ended June 30, 2019, the dividend reinvestment and share purchase plan trustee purchased shares from Treasury for the dividend reinvestment and share purchase plan instead of acquiring Common Shares in the stock market for $22 million and $45 million, respectively, with no discount applicable. Effective with the dividend to be paid October 1, 2019, we will offer Common Shares from Treasury at a discount of 2%.

In July 2019, we paid dividends of $339 million to the holders of Common Shares.

Issue (repayment) of short-term borrowings, net

In the first quarter of 2019, we drew down amounts advanced to us from an arm’s-length securitization trust to finance working capital. In the second quarter of 2019, we repaid these amounts.

Long-term debt issues and repayments

For the second quarter of 2019, long-term debt issues net of repayments were $805 million, resulting in a change of $673 million compared to long-term debt issues net of repayments of $132 million for the second quarter of 2018, primarily composed of:

•                  A net decrease in commercial paper outstanding, including foreign exchange effects, of $812 million to a balance of $293 million (US$224 million) at June 30, 2019, from a balance of $1,105 million (US$827 million) at March 31, 2019. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $9 million. As at June 30, 2019, net draws were US$307 million. As at March 31, 2019, net draws were US$308 million. The credit facility is non-recourse to TELUS Corporation.

•                  The April 3, 2019, issue of $1.0 billion senior unsecured 3.30% Notes, Series CY due May 2, 2029. The proceeds were used to repay outstanding indebtedness, including outstanding commercial paper, for the reduction of cash amounts outstanding under an arm’s-length securitization trust, and for general corporate purposes.

•                  The May 28, 2019, issue of US$500 million of senior unsecured 4.30% 30-year Notes due June 15,  2049. The net proceeds from this offering were used to repay outstanding indebtedness, including outstanding commercial paper, the redemption of $650 million of the $1.0 billion aggregate principal amount on our 5.05% Notes, Series CH due July 23, 2020, and for general corporate purposes. We have fully hedged the principal and interest obligations of the notes by entering into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 4.27% and an issued and outstanding amount of $672 million (reflecting a fixed exchange rate of $1.3435).

•                  Repayments of lease liabilities of $64 million, largely related to the implementation of IFRS 16, where the principal component of leases that were previously accounted for as operating leases and previously classified within Cash provided by operating activities is reflected as Cash used by financing activities under the new accounting standard.

For the first six months of 2019, long-term debt issues net of repayments were $1,054 million, resulting in a change of $656 million from the first six months of 2018. In addition to some activity from the second quarter of 2019, the change in balance for the first six months of 2019 was primarily composed of:

•                  A net decrease in commercial paper outstanding, including foreign exchange effects, of $481 million from a balance of $774 million (US$569 million) at December 31, 2018.

•                  A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $23 million. As at December 31, 2018, net draws were US$313 million.

•                  Repayments of lease liabilities of $152 million, largely related to the implementation of IFRS 16.

In comparison, for the second quarter of 2018, long-term debt issues net of repayments were $132 million and were primarily composed of:

•                  A net decrease in commercial paper outstanding, including foreign exchange effects, of $840 million to a balance of $3 million (US$2 million) at June 30, 2018, from a balance of $843 million (US$654 million) at March 31, 2018.

•                  A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $1 million. As at June 30, 2018, net draws were US$334 million. As at March 31, 2018, net draws were US$342 million.

•                  The June 2018 issue of US$750 million of senior unsecured 4.60% Notes due November 16, 2048.

Long-term debt issues net of repayments for the first six months of 2018 were $398 million. In addition to some activity from the second quarter of 2018, the change in balance for the first six months of 2018 was primarily composed of:

•                  A net reduction in commercial paper, including foreign exchange effects, of $1,137 million in the first six months of 2018 from a balance of $1,140 million (US$908 million) at December 31, 2017.

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $93 million. As at December 31, 2017, net draws were US$276 million.

•                  The March 1, 2018 issues of $600 million of senior unsecured 3.625% Notes, Series CX due March 1, 2028, and $150 million through the re-opening of 4.70% Notes, Series CW due March 6, 2048.

•                  The March 2018 repayment of $250 million of 1.50% Notes, Series CS.

The average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and lease liabilities) was approximately 12.5 years as at June 30, 2019, increasing from approximately 12.2 years as at December 31, 2018, and approximately 11.9 years as at June 30, 2018. Additionally, our weighted average cost of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and lease liabilities) was 4.12% as at June 30, 2019, as compared to 4.18% as at December 31, 2018, and 4.24% as at June 30, 2018. On May 31, 2019, we exercised our right to early redeem, on July 23, 2019, $650 million of our 5.05% Notes, Series CH. On July 3, 2019, we exercised our right to early redeem, on August 7, 2019, the remaining $350 million not called for redemption on May 31, 2019. The long-term debt prepayment premium for the entire $1 billion Series CH notes redemption will be recorded in the three-month period ending September 30, 2019, and is estimated to be approximately $30 million before income taxes.

Issue of shares by subsidiary to non-controlling interests

In connection with our February 2018 acquisition of Xavient, our TELUS International (Cda) Inc. subsidiary issued shares to non-controlling interests. There was no comparable activity in the second quarter of 2019 or first six months of 2019.

7.5 Liquidity and capital resource measures

Net debt was $16.6 billion at June 30, 2019, an increase of $2.9 billion when compared to one year earlier, resulting mainly from the $1.6 billion recognition of lease liabilities upon the application of IFRS 16, the issuances of the US$500 million of senior unsecured 4.30% Notes and $1.0 billion of Series CY notes as described in Section 7.4, and lower Cash and temporary investments. Additionally, there was an increase in commercial paper outstanding.

Fixed-rate debt as a proportion of total indebtedness excludes lease liabilities and was 96% as at June 30, 2019, consistent with 96% one year earlier, which includes a decrease in the amounts drawn on the TELUS International (Cda) Inc. credit facility, which is non-recourse to TELUS Corporation, offset by a net increase in commercial paper outstanding, which emulates floating-rate debt.

Net debt to EBITDA — excluding restructuring and other costs ratio was 2.94 times, as measured at June 30, 2019, up from 2.66 times one year earlier, largely attributed to the $1.6 billion recognition of lease liabilities upon the application of IFRS 16 as we did not retrospectively adjust amounts reported for periods prior to fiscal 2019 (see Note 2(a) of the interim consolidated financial statements). Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at June 30, 2019, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt, primarily due to the funding of spectrum licences, and the elevated strategic capital investments in our fibre-optic infrastructure, partially offset by growth in EBITDA — excluding restructuring and other costs (including that the transition method for IFRS 16 has currently only included six months’ effect on the trailing EBITDA); the implementation of IFRS 16 had the combined effect of increasing the ratio by 0.18 as at June 30, 2019. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless subscriber base. Given the cash demands of the recent 2019 and upcoming spectrum auctions, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.50 times in the medium term (following upcoming spectrum auctions), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, June 30	2019	2018	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	16,602	13,667	2,935
EBITDA — excluding restructuring and other costs	5,649	5,133	516
Net interest cost	706	589	117
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities) (%)	96	96	—	pts.
Average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and lease liabilities) (years)	12.5	11.9	0.6
Weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TELUS International (Cda) Inc. credit facility and lease liabilities) (%)	4.12	4.24	(0.12	) pts.
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.94	2.66	0.28
Coverage ratios[1] (times)
Earnings coverage	4.2	4.7	(0.5)
EBITDA — excluding restructuring and other costs interest coverage	8.0	8.8	(0.8)
Other measures[1] (%)
Dividend payout ratio	75	77	(2	) pts.
Dividend payout ratio of adjusted net earnings	84	77	7	pts.

(1)   See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended June 30, 2019 was 4.2 times, down from 4.7 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.3, while an increase in borrowing costs, including the recognition of interest (currently only for the six-month period ended June 30, 2019) on lease liabilities upon the application of IFRS 16, reduced the ratio by 0.8.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended June 30, 2019 was 8.0 times, down from 8.8 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.7, while an increase in net interest costs, including the recognition of interest (currently only for the six-month period ended June 30, 2019) on lease liabilities upon the application of IFRS 16, reduced the ratio by 1.5.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our dividend payout objective range of 65 to 75% of prospective net earnings per share for 2019. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. So as to be consistent with the way we manage our business, we have revised our target guideline, effective January 1, 2020, to be calculated as 60 to 75% of free cash flow on a prospective basis. The historical measures for the 12-month period ended June 30, 2019, are presented for illustrative purposes in evaluating our target guideline, with the adjusted dividend payout ratio exceeding the objective range.

7.6 Credit facilities

At June 30, 2019, we had available liquidity of approximately $2.0 billion from the TELUS revolving credit facility and approximately $200 million of available liquidity from the TELUS International (Cda) Inc. credit facility. In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring May 31, 2023. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at June 30, 2019

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility [1]	May 31, 2023	2,250	—	—	(293)	1,957

(1)         Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at June 30, 2019, our consolidated leverage ratio was approximately 2.94 to 1.00, and our consolidated coverage ratio was approximately 8.00 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount at any one time of $1.4 billion as at June 30, 2019. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at June 30, 2019, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is composed of a US$350 million revolving component and an amortizing US$120 million term loan component. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving component had a weighted average interest rate of 3.83% as at June 30, 2019.

Other letter of credit facilities

At June 30, 2019, we had $182 million of letters of credit outstanding (December 31, 2018 — $184 million) issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $133 million at June 30, 2019. We had arranged $880 million of incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 600 MHz wireless spectrum auction that was held in March to April 2019, as discussed further in Note 18(a) of the interim consolidated financial statements. Concurrent with funding the purchase of the spectrum licences these incremental letters of credit were extinguished.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2021, and available liquidity was $400 million as at June 30, 2019. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of August 2, 2019.

7.8 Credit ratings

There were no changes to our investment grade credit ratings as of August 2, 2019.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2018 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at June 30, 2019, we could offer less than $0.1 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2020. Subsequent to June 30, 2019, we renewed our shelf prospectus, which is in effect until August 2022, and as at August 2, 2019, we could offer $3.0 billion of debt or equity securities.

As at the date of this MD&A, we had liquidity of approximately $2.0 billion available from the TELUS revolving credit facility and approximately $200 million of available liquidity from the TELUS International (Cda) Inc. credit facility (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at June 30, 2019, our contractual commitments related to the acquisition of property, plant and equipment were $165 million through to December 31, 2022, as compared to $177 million over a period ending December 31, 2022, reported in our 2018 annual report.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

Indemnification obligations

As at June 30, 2019, we had no liability recorded in respect of our indemnification obligations.

7.10 Outstanding share information

Outstanding shares (millions)	June 30, 2019	July 31, 2019
Common Shares	601	602
Common Share options — all exercisable (one for one)	<1	<1

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $8 million and $27 million in the second quarter of 2019 and first six months of 2019, respectively, as compared to $27 million and $34 million in the comparable periods in 2018. The decrease in compensation expense for key management personnel was due to lower share-based compensation primarily arising from the timing of issuance as awards in 2019 are expected to be made during the three-month period ending September 30, 2019. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the second quarter of 2019, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of the interim consolidated financial statements.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2020 (approximately $25 million at June 30, 2019) and construction financing ($342 million with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing August 31, 2019; the credit agreement is expected to be extended in August 2019 for an amount not materially more than that currently advanced. We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

8.              Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2018. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 of our 2018 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2018 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.              Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2019 outlook, as described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2018 annual MD&A, remain the same, except for the following as updated in our first quarter 2019 MD&A:

•                  Our revised estimate for economic growth in Canada in 2019 is 1.5% (previously 2.0% as reported in our 2018 annual MD&A). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we currently estimate that annual rates of economic growth will be 1.9% in 2019 in B.C. (previously 2.3% as reported in our 2018 annual MD&A) and 1.2% in Alberta (previously 2.1% as reported in our 2018 annual MD&A).

•                  Our revised estimate for the unemployment rate is 4.5% in 2019 in B.C. (previously 4.9% as reported in our 2018 annual MD&A) and 6.8% in Alberta (previously 6.2% as reported in our 2018 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage, and the Competition Bureau.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis and description of all of the specific issues described. Although we have indicated where we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.2 Regulatory matters of our 2018 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licences radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

600 MHz spectrum auction

On March 12, 2019, ISED commenced the auction of 600 MHz band spectrum, which included a 30 MHz set-aside for facilities-based providers who serve less than 10% of the national subscriber share and are actively providing commercial telecommunication services to the general public in the licensed area of interest. The 600 MHz auction concluded on April 4, 2019, and ISED published the results on April 10, 2019. TELUS successfully acquired 20 MHz in B.C., Alberta, Saskatchewan, Eastern Ontario, Southern Quebec and Eastern Quebec equating to a national average of 11.3 MHz, at a cost of $931 million ($2.35 per MHz-pop).

Repurposing the 3500 MHz spectrum to support 5G

On June 6, 2018, ISED released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band, proposing to claw back 56 to 66% of the band from fixed wireless incumbents (predominantly Inukshuk, which is a joint venture owned by Bell and Rogers, and Xplornet) and to auction the amount clawed back in 2020. On June 5, 2019, ISED released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band and its Consultation on a Policy and Licensing Framework for Spectrum in the 3500 MHz Band to define a licensing framework (i.e. auction rules and conditions of licence) for the 3500 MHz band. Although the transition decision, by way of a clawback, ensures a portion on the band is available for auction in all markets, there is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire 3500 MHz band spectrum.

Repurposing mmWave spectrum to support 5G

On June 5, 2017, ISED issued a Consultation on Releasing Millimetre Wave Spectrum to Support 5G, proposing to release 3.25 GHz of millimetre wave (mmWave) spectrum for licensed use and 7 GHz for licence-exempt use largely in line with recent U.S. mmWave developments. On June 6, 2018, ISED released an Addendum to the Consultation on Releasing Millimetre Wave Spectrum to Support 5G, proposing to release an additional 1 GHz of spectrum in the 26.5 — 27.5 GHz range. On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. ISED will consult on a licensing framework (i.e. auction rules and conditions of licence) for these mmWave bands in the future and targets auctioning this spectrum in 2022. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave band spectrum.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

Review of mobile wireless services

On February 28, 2019, the CRTC released its anticipated consultation to review the regulatory framework for wireless services. The review will examine three major issues — the level of competition in the retail market, the current wholesale mobile wireless service regulatory framework, with a focus on wholesale mobile virtual network operator (MVNO) access and the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. The CRTC also provided a preliminary view that there should be more opportunity for MVNOs. We have intervened in this proceeding and filed evidence to demonstrate the high performance of Canadian wireless services on dimensions including network coverage, network quality, availability of service and pricing. We will participate in all stages of this proceeding, which will take place over the remainder of 2019 and into 2020. The impact of this proceeding on us will not be known until a decision is issued by the CRTC. That decision is not expected until mid-2020, at the earliest.

Wireline wholesale services follow-up

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326 (TRP 2015-326). The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed Internet access service for Internet service provider (ISP) competitors. This includes access to fibre-to-the-premises (FTTP) facilities. This requirement is being phased in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell, Cogeco, Rogers and Videotron). The CRTC initiated a follow-up proceeding to determine the technical configurations, appropriate costs and wholesale cost-based rates in those regions. The FTTP follow-up activities directed in TRP 2015-326 remain ongoing. For the second phase, which involves FTTP wholesale services for the rest of Canada (including our serving territories), a proceeding on technical configurations for disaggregated wholesale services commenced in 2017 and the associated cost study and tariff review will follow.

The timing of the implementation of disaggregated wholesale services may also be affected by an application to the CRTC filed by the Canadian Network Operators Consortium Inc. (CNOC) to review and vary TRP 2015-326 and to seek, among other things, interim relief removing a speed cap pursuant to which the existing aggregated wholesale access regime will not apply to speeds in excess of 100 Mbps pending the introduction of disaggregated service; and permanent relief granting wholesale access to FTTP facilities on an aggregated basis. On March 20, 2019, the CRTC granted CNOC’s application for interim relief. We have been granted leave to appeal that decision to the Federal Court of Appeal, with a decision expected in 2020. The CRTC’s decision with respect to the permanent relief sought by CNOC remains under reserve. We anticipate no material adverse impact in the short term with respect to CNOC’s application for interim relief. Given the phased implementation of the mandated provision of wholesale access to our FTTP network, it is too early to determine what impact Telecom Regulatory Policy 2015-326 will have on us in the longer term.

Follow-up proceedings further to the CRTC report on sales practices of large telecommunications carriers

On February 20, 2019, the CRTC released its Report on Aggressive or Misleading Communications Retail Sales Practices. The CRTC published this report further to a proceeding it commenced, at the direction of the Governor in Council, to examine claims of aggressive or misleading sales practices concerning telecommunications services, the prevalence and impact on consumers, and potential solutions. While the report itself is not a legally binding direction or order, it does note that the CRTC may commence certain follow-up proceedings and activities, including, but not limited to, a new secret shopper program, enhanced consumer information tools and complaints disclosure, and a proceeding to determine whether mandatory compliance measures and enhanced public reporting measures should be imposed on providers that fall below a threshold of acceptable behaviour. Until the CRTC releases greater details on its follow-up activities, we are unable to determine any new potential impacts on us.

Competition Bureau market study on competition in broadband services

On May 10, 2018, the Competition Bureau commenced a market study to better understand the competitive dynamics of Canada’s broadband Internet services industry. The Bureau states that the purpose of the study is to better understand these market outcomes and the competitive dynamics of Canadian broadband markets more generally, including whether resellers are fulfilling their role in placing increased competitive discipline on traditional broadband services provided by telephone and cable companies. The Bureau expects to publish the results of the study in a public report, which may include recommendations to relevant government authorities, as appropriate. The Bureau states that the study will enable it to, among other things: make informed regulatory interventions regarding steps that regulators or policymakers could take to further support competition in the broadband industry; and increase its knowledge and understanding of the competitive dynamics of the broadband industry, and the telecommunications industry more generally, to inform the Bureau’s future work. We are participating in this proceeding and filed our initial submissions with the Bureau on August 31, 2018. The Bureau continues to undertake further stakeholder engagement and research, as well as information analysis. Until the Bureau releases its final report, which is expected in August 2019, we are unable to determine any new potential impacts on us.

Phase-out of the local service subsidy regime

On June 26, 2018, the CRTC issued Phase-out of the local service subsidy regime, Telecom Regulatory Policy CRTC 2018-213. In this decision, the CRTC determined that it would phase out the existing local service subsidy over three years, from January 1, 2019 to December 31, 2021. In September 2018, the Independent Telecommunications Providers Association (ITPA), which represents small ILECs, brought an application to the CRTC to review and vary this decision. In its application, the ITPA seeks to keep the existing local service subsidy regime in place. The record of this proceeding is now closed with a decision anticipated later this year. If upheld, the impact of this decision is not expected to be material.

Review of the price cap and local forbearance regimes

Simultaneously with the release of the Phase-out of the local service subsidy regime decision noted above, the CRTC issued Review of the price cap and local forbearance regimes, Telecom Notice of Consultation CRTC 2018-214. In this proceeding, the CRTC is reviewing, among other things: pricing constraints for residential local exchange services; whether compensation to ILECs is required given that the local service subsidy is being eliminated further to the Phase-out of the local service subsidy regime decision; whether there is still a need for an exogenous factor mechanism in the price cap regimes; and whether changes are necessary to test for local forbearance. Final submissions were filed on March 22, 2019 with a decision anticipated later this year. The impact of this decision is unknown at this time.

Internet code

On July 31, 2019, the CRTC released Telecom Regulatory Policy CRTC 2019-269, The Internet Code. The Internet Code provides protections to consumers of retail fixed Internet access services, including cable, fibre, DSL, fixed wireless, and satellite services. The Internet Code does not apply to small businesses and does not apply to mobile wireless data services (which are covered separately by the Wireless Code). Among other things, the Internet Code requires ISPs to communicate with customers using clear language; to guarantee pricing during a fixed-duration contract; to provide a critical information summary; and to provide a trial period. ISPs are required to comply with the Internet Code by January 31, 2020.

Policy direction to CRTC

Under section 8 of the Telecommunications Act, the Governor in Council may provide broad direction to the CRTC on how to implement the policy objectives set out in the Act. On June 18, 2019, the Governor in Council issued a new policy direction under this power. This direction requires the CRTC to consider other forms of competition including, potentially, resale-based models. This is conditioned, however, by a direction to also consider impacts on investment. The preamble to the policy direction also indicates that it exists alongside the previous policy direction, issued in 2006, which requires the CRTC to, among other things, rely on market forces to the maximum extent feasible as the means of achieving the telecommunications policy objectives. The degree, if any, to which this could affect us is unknown at this point and it is too early to conclusively determine any potential impact on us.

Potential for new security legislation

In the federal budget released March 19, 2019, the government announced its intention to propose new legislation and make necessary amendments to existing federal legislation in order to introduce a new critical cyber systems framework. The degree, if any, to which this could affect us is unknown at this point and it is too early to conclusively determine any potential impact on us.

U.S. security developments

On May 16, 2019, U.S. President Donald Trump signed an executive order permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks. Additionally, the Bureau of Industry and Security of the United States Department of Commerce (the BIS) amended the U.S. Export Administration Regulations to add Huawei Technologies Co. Ltd. and its non-U.S. affiliates (collectively, Huawei) to the BIS’ Entity List, which resulted in the imposition of additional license requirements (the Restrictions) on the export, re-export and transfer of goods, services and technology to Huawei by persons subject to the Restrictions. Subsequently, on May 20, 2019, the BIS adopted a final rule creating a 90-day temporary general license partially restoring the BIS’ former licensing requirements for exports, re-exports and transfer to Huawei in connection with certain transactions, including in connection with the continued operation of existing networks and equipment and the provision of support to existing handsets. Given the range of potential government or regulatory actions by the U.S. government with respect to Huawei, the impact on TELUS, and on Canadian wireless service providers generally, cannot currently be predicted.

CRTC questions regarding device financing

On July 16, 2019, the CRTC sent providers of retail mobile wireless data services, including TELUS, a set of questions regarding the provision of customer device financing plans separate from the provision of wireless services. Among other things, the questions ask whether we plan to offer financing plans and, if so, the proposed terms of any such plans. We filed a response on July 30, 2019, as required by the CRTC. The CRTC has not indicated any regulatory views on any such plans and has not indicated what action, if any, it is considering. Accordingly, it is too early to determine the impact on us of this inquiry.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted renewals in Broadcasting Decision CRTC 2018-267, which extend the licence terms to August 31, 2023. Our licence to operate a regional broadcasting distribution undertaking in areas of Quebec was renewed on June 28, 2019 in Broadcasting

Decision CRTC 2019-230, extending its licence terms to August 31, 2024. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20.

CRTC report on the future of broadcasting distribution in Canada

On September 22, 2017, the Governor in Council issued an Order in Council pursuant to section 15 of the Broadcasting Act to request that the CRTC hold hearings and report on distribution models of the future and how Canadians will access programming. On May 31, 2018, the CRTC issued its report, titled “Harnessing Change: The Future of Programming Distribution in Canada,” which provides an overview of the state of programming content distribution in Canada and sets out some options for change to the policy framework for consideration. This report will likely form part of the record for the joint review of the Broadcasting Act and Telecommunications Act by a panel of experts, described below. The CRTC has also announced in its forecast of activities for 2019 to 2020 that it intends to implement some of the new initiatives discussed in its report. Further consultations are anticipated but the outcomes are not expected to have any negative material impact on us.

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On June 5, 2018, the federal government announced a joint review of Canada’s telecommunications and broadcasting legislation to be conducted by a panel of seven experts, which will have until January 31, 2020 to provide its final recommendations. Written submissions in response to the panel’s call for comments were filed on January 11, 2019. On June 26, 2019, the panel released an interim “What We Heard Report,” which provided a summary of the input it has received from industry and other stakeholders. The interim report did not include any formal recommendations from the panel which will be provided in the panel’s final report. At this time, we do not know the impact of the review and any resulting legislative amendments.

Review of the Copyright Act and Copyright Board reforms

The Copyright Act’s statutorily mandated five-year review was due in 2017 and a process for conducting the review via parliamentary committee was announced in December 2017. The Standing Committee on Industry, Science and Technology (Industry Committee), with the assistance of the Standing Committee on Canadian Heritage (Heritage Committee), completed the review of the Copyright Act and its policy framework in January 2019. The Heritage Committee issued a report on remuneration models for Canadian artists and the creative industries on May 15, 2019. This report was intended to feed into the work of the Industry Committee, which issued its own report providing recommendations to the government for amendments to the Copyright Act on June 3, 2019. Although the Industry Committee has requested that a comprehensive government response be tabled by September 1, 2019, but no legislative amendments to the Copyright Act are expected prior to the conclusion of the federal election in the fall. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, any changes to the Copyright Act are not expected to have a negative material impact on us.

10.       Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2018 annual MD&A and have not materially changed since December 31, 2018. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio

12-month periods ended June 30 ($)	2019	2018
Numerator — Sum of the last four quarterly dividends declared per Common Share	2.1775	2.0275
Denominator — Net income per Common Share	2.90	2.62
Ratio (%)	75	77

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, gains and equity income related to real estate joint ventures, provisions related to business combinations, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

12-month periods ended June 30 ($)	2019	2018
Numerator — Sum of the last four quarterly dividends declared per Common Share	2.1775	2.0275
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,745	1,556
(Deduct) add non-recurring gains and equity income related to real estate joint ventures, after income taxes	(150)	1
Provisions related to business combinations, after income taxes	(17)	(22)
(Deduct net favourable) add net unfavourable income tax-related adjustments	(129)	21
Add long-term debt prepayment premium, after income taxes	25	—
Add initial and committed donation to TELUS Friendly Future Foundation, after income taxes	90	—
	1,564	1,556
Denominator — Adjusted net earnings per Common Share	2.60	2.62
Adjusted ratio (%)	84	77

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended June 30 ($ millions, except ratio)	2019	2018
Net income attributable to Common Shares	1,745	1,556
Income taxes (attributable to Common Shares)	432	593
Borrowing costs (attributable to Common Shares)[1]	682	576
Numerator	2,859	2,725
Denominator — Borrowing costs	682	576
Ratio (times)	4.2	4.7

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2019	2018	2019	2018
Net income	520	397	957	809
Financing costs	189	150	357	306
Income taxes	31	145	188	296
Depreciation	470	411	940	822
Amortization of intangible assets	163	148	310	287
EBITDA	1,373	1,251	2,752	2,520
Add restructuring and other costs included in EBITDA	29	35	65	69
EBITDA — excluding restructuring and other costs and Adjusted EBITDA	1,402	1,286	2,817	2,589

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2019	2018	2019	2018
EBITDA	1,373	1,251	2,752	2,520
Deduct non-cash gains from the sale of property, plant and equipment	(5)	(8)	(10)	(16)
Restructuring and other costs, net of disbursements	1	7	(32)	3
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact)*	15	4	53	22
Effects of lease principal (IFRS 16 impact)	(64)	—	(152)	—
Leases formerly accounted for as finance leases (IFRS 16 impact)	13	—	26	—
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	20	35	39	53
Net employee defined benefit plans expense	19	24	39	49
Employer contributions to employee defined benefit plans	(12)	(14)	(28)	(35)
Interest paid[1]	(147)	(130)	(326)	(280)
Interest received	3	3	5	5
Capital expenditures (excluding spectrum licences)[2]	(770)	(791)	(1,416)	(1,441)
Free cash flow before income taxes	446	381	950	880
Income taxes paid, net of refunds	(122)	(52)	(473)	(108)
Free cash flow	324	329	477	772

(1)         Includes $16 million interest paid on lease liabilities in the second quarter ended June 30, 2019, and $31 million interest paid on lease liabilities in the six-month period ended June 30, 2019.

(2)         Refer to Note 31 of the interim consolidated financial statements for further information.

*     See the following page for the reconciliation of effects of contract asset, acquisition and fulfilment.

Reconciliation of effects of contract asset, acquisition and fulfilment

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2019	2018	2019	2018
From Note 6(c) of the interim consolidated financial statements:
Net additions arising from operations	350	303	671	584
Amounts billed in period and thus reclassified to accounts receivable	(357)	(313)	(703)	(617)
Change in impairment allowance, net	(4)	2	(4)	1
Other	1	4	2	4
From Note 20 of the interim consolidated financial statements:
Additions — Total	71	72	133	148
Amortization — Total	(76)	(72)	(152)	(142)
Effects of contract asset, acquisition and fulfilment	(15)	(4)	(53)	(22)

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2019	2018	2019	2018
Free cash flow	324	329	477	772
Add (deduct):
Capital expenditures (excluding spectrum licences)	770	791	1,416	1,441
Adjustments to reconcile to Cash provided by operating activities	66	86	57	(169)
Cash provided by operating activities	1,160	1,206	1,950	2,044

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

As at June 30 ($ millions)	2019	2018
Long-term debt including current maturities	16,579	14,145
Debt issuance costs netted against long-term debt	105	93
Derivative liabilities, net	92	63
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	(57)	(64)
Cash and temporary investments, net	(217)	(683)
Short-term borrowings	100	113
Net debt	16,602	13,667

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $706 million in the 12-month period ended June 30, 2019, and $589 million in the 12-month period ended June 30, 2018; currently, this reflects interest on lease liabilities only for the six-month period ended June 30, 2019, due to the IFRS 16 transition methodology.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as significant litigation costs, in the context of losses or settlements, and adverse retrospective regulatory decisions.

Components of restructuring and other costs

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2019	2018	2019	2018
Goods and services purchased	8	10	26	15
Employee benefits expense	21	25	39	54
Restructuring and other costs included in EBITDA	29	35	65	69

11.2 Operating indicators

As a result of our subscriber definition changes effective the first quarter of 2019, certain subscribers were moved from the mobile phones subscriber base to the newly created mobile connected devices subscriber base. Specifically, data-centric devices intended for limited or no cellular voice capabilities (such as tablets, Internet keys, connected cars and wearables) were moved to the mobile connected devices subscriber base in alignment with the revised definitions. Our newly created mobile connected devices subscriber base combines these data-centric devices moved from mobile phone subscribers with previously undisclosed Internet of Things and mobile health subscribers.

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Mobile phone average billing per subscriber per month (ABPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of mobile phone subscribers on the network during the period and is expressed as a rate per month.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period and is expressed as a rate per month.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Mobile connected device subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. tablets, Internet keys, Internet of Things, wearables, connected cars) that is connected to the TELUS network and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. feature phones, smartphones) that is connected to the TELUS network and provides voice, text and/or data connectivity.

Wireline subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides access to stand-alone telecommunication services, namely Internet, TV and residential voice (previously residential network access line).